Exhibit 99.2

Royal Bank of Canada reports results for the first quarter of 2008

The financial information in this document is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

First quarter 2008 compared to first quarter 2007

•	Net income of $1,245 million, down 17%
•	Diluted earnings per share (EPS) of $.95, down 17%
•	Revenue of $5,647 million, down 1%
•	Return on common equity (ROE) of 21.4%, down 590 basis points
•	Tier 1 capital ratio of 9.8%

First quarter 2008 compared to fourth quarter 2007

•	Net income of $1,245 million, down 6%
•	Diluted EPS of $.95, down 6%
•	Revenue of $5,647 million, up 1%
•	ROE of 21.4%, down 160 basis points

TORONTO, February 29, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $1,245 million for the first quarter ended January 31, 2008, down $249 million from record earnings a year ago. Our Q1 2008 earnings were reduced by a writedown in Capital Markets of $187 million after-tax and related compensation adjustments, higher impaired loans in U.S. banking over last year, and a $45 million impact over last year from strong appreciation of the Canadian dollar against the U.S. dollar. Also, our Q1 2007 earnings were favourably affected by a $40 million adjustment related to reallocation of foreign investment capital, a $25 million cumulative valuation adjustment related to prior periods, a $14 million foreign exchange translation gain on certain deposits, and a tax reversal.

“Almost all of our businesses within our four segments delivered solid performance this quarter and while a few have been affected by the difficult market conditions, our diversified business mix, proactive approach to risk management and rigorous operational discipline continue to underpin strong earnings,” said Gordon M. Nixon, President and CEO.

“We are focused on building our businesses for the long term. Last year, we aggregated all our wealth management businesses into a separate segment to better position them for strong growth in Canada and globally. Our planned acquisitions of Phillips, Hager & North Investment Management Ltd. (PH&N) in Canada and Ferris, Baker Watts, Incorporated in the U.S. fit perfectly with these objectives. Joining forces with PH&N is particularly exciting for us because it will bring two asset management leaders together for the benefit of our clients and will form one of the largest private sector asset managers in Canada, as measured by assets under management. Also, in U.S. & International Banking, we recently closed the Alabama National BanCorporation acquisition and expect to close our pending acquisition of RBTT Financial Group in the middle of 2008,” Nixon said.

Table of contents

1	First quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	About Royal Bank of Canada
3	Selected financial highlights
4	Economic and market review and 2008 Outlook
4	Financial performance
10	Quarterly results and trend analysis
11	Accounting matters and controls
11	Business segment results
12	Key performance and non-GAAP measures
14	Canadian Banking
16	Wealth Management
17	U.S. & International Banking
18	Capital Markets
19	Corporate Support
20	Results by geographic segment
20	Financial condition
20	Selected balance sheet
21	Risk management
28	Capital management
33	Off-balance sheet arrangements
33	Related party transactions
34	Interim Consolidated Financial Statements
38	Notes to the Interim Consolidated Financial Statements
55	Shareholder information

2	Royal Bank of Canada First Quarter 2008

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three months ended January 31, 2008, compared to the three-month periods ended October 31, 2007 and January 31, 2007. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2007 Annual Report to Shareholders (2007 Annual Report). This MD&A is dated February 28, 2008. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Additional information about us, including our 2007 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk management section and in our 2007 Annual Report to Shareholders; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found under the Risk management section and in our 2007 Annual Report to Shareholders under the Risk management and Additional risks that may affect future results sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ more than 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Royal Bank of Canada First Quarter 2008	3

Selected financial highlights

	As at or for the three months ended			Change January 31, 2008 vs.
(C$ millions, except per share, number of and percentage amounts)	January 31 2008	October 31 2007	January 31 2007	October 31 2007	January 31 2007
Total revenue	$5,647	$5,615	$5,698	$32	$(51)
Non-interest expense	3,120	3,093	3,067	27	53
Provision for credit losses	293	263	162	30	131
Insurance policyholder benefits, claims and acquisition expense	616	637	516	(21)	100
Net income before income taxes and non-controlling interest in subsidiaries	1,618	1,622	1,953	(4)	(335)
Net income	$1,245	$1,324	$1,494	$(79)	$(249)
Segments – net income (loss)
Canadian Banking	$762	$899	$771	$(137)	$(9)
Wealth Management	181	180	211	1	(30)
U.S. & International Banking	31	21	67	10	(36)
Capital Markets	304	186	396	118	(92)
Corporate Support	(33)	38	49	(71)	(82)
Net income	$1,245	$1,324	$1,494	$(79)	$(249)
Selected information
Earnings per share (EPS) – basic	$.96	$1.02	$1.16	$(.06)	$(.20)
Earnings per share (EPS) – diluted	$.95	$1.01	$1.14	$(.06)	$(.19)
Return on common equity (ROE) (1)	21.4%	23.0%	27.3%	(160)bps	(590)bps
Return on risk capital (RORC) (2)	35.6%	35.8%	41.6%	(20)bps	(600)bps
Net interest margin (3)	1.38%	1.35%	1.31%	3 bps	7 bps
Capital ratios (4)
Tier 1 capital ratio – Basel II	9.8%	n.a.	n.a.	n.a.	n.a.
– Basel I	9.2%	9.4%	9.2%	(20)bps	– bps
Total capital ratio – Basel II	11.2%	n.a.	n.a.	n.a.	n.a.
– Basel I	11.0%	11.5%	11.2%	(50)bps	(20)bps
Selected balance sheet and other information
Total assets	$632,761	$600,346	$571,615	$32,415	$61,146
Securities	184,348	178,255	196,851	6,093	(12,503)
Retail loans	174,779	169,462	154,333	5,317	20,446
Wholesale loans	72,430	69,967	65,385	2,463	7,045
Deposits	394,416	365,205	365,606	29,211	28,810
Average common equity (1)	22,750	22,450	21,450	300	1,300
Average risk capital (2)	13,650	14,400	14,100	(750)	(450)
Risk-adjusted assets (4) – Basel II	241,206	n.a.	n.a.	n.a.	n.a.
– Basel I	259,978	247,635	242,290	12,343	17,688
Assets under management	165,000	161,500	157,700	3,500	7,300
Assets under administration – RBC (5)	607,200	615,100	621,300	(7,900)	(14,100)
– RBC Dexia IS (6)	2,922,000	2,713,100	2,666,400	208,900	255,600
Common share information
Shares outstanding (000s) – average basic	1,273,862	1,273,005	1,274,354	857	(492)
– average diluted	1,286,595	1,287,442	1,293,085	(847)	(6,490)
– end of period	1,276,635	1,276,260	1,275,950	375	685
Dividends declared per share	$.50	$.50	$.40	$—	$.10
Dividend yield	4.0%	3.7%	3.0%	30 bps	100 bps
Common share price (RY on TSX) – close, end of period	$50.65	$56.04	$54.60	$(5.39)	$(3.95)
Market capitalization (TSX)	64,662	71,522	69,667	(6,860)	(5,005)
Business information (number of)
Employees (full-time equivalent) (7)	64,905	64,815	61,967	90	2,938
Bank branches	1,544	1,541	1,467	3	77
Automated teller machines	4,547	4,419	4,273	128	274
Period average US$ equivalent of C$1.00 (8)	$1.002	$1.001	$.861	$—	$.14
Period-end US$ equivalent of C$1.00	.996	1.059	.850	(.06)	.15
(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Commencing the first quarter of 2008, capital ratios and risk-adjusted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the Basel I framework. For further discussion about Basel II, refer to the Capital Management section.
(5)	Assets under administration (AUA) – RBC has been revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at December 31, 2007, of which we have a 50% ownership interest.
(7)	Effective the first quarter of 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(8)	Average amounts are calculated using month-end spot rates for the period.
n.a.	not applicable
bps	basis points

4	Royal Bank of Canada First Quarter 2008

Economic and market review and 2008 Outlook

Canada

Economic growth in Canada moderated during the quarter, as the slowing U.S. economy and a strong Canadian dollar continued to weigh on export growth. Nonetheless, favourable terms of trade, low unemployment and rising wages and solid Canadian housing market activities continued to support consumer spending and business investment. For consumer lending, credit quality and growth generally remained solid during the quarter. Although business lending continued to grow, business credit quality weakened moderately as conditions are reverting to historical averages. While the Canadian dollar appreciated significantly against major foreign currencies over 2007, it weakened slightly during the quarter. The Bank of Canada cut the overnight rate by 25 basis points (bps) in each of December 2007 and January 2008 to 4%, prompted by weakening U.S. economic growth, a low inflation rate, a tightening of credit conditions and volatile financial markets.

We anticipate slowing Canadian domestic growth and the deterioration in net exports will persist in the early part of the year. However, this is expected to be followed by stronger economic growth in the latter part of 2008, largely reflecting an acceleration of U.S. economic growth, waning financial market volatility and lower interest rates. We expect the Bank of Canada will continue to cut interest rates a further 100 bps by the end of June 2008. The Canadian dollar should remain strong against the U.S. dollar in the early part of the year, primarily reflecting the ongoing U.S. recession concerns, and will moderate slightly in the latter part of the year when U.S. economic growth is expected to pick up. The Canadian economy is now expected to grow at 1.7% in 2008, down from our projected 2.2% at November 29, 2007, and lower than the estimated 2.6% in 2007, taking into account an anticipated further deterioration in net exports as a result of a weaker U.S. economy.

United States

Growth in the U.S. economy continued to slow this quarter, mainly driven by declining residential investment and weakened consumer and business spending against a backdrop of tighter credit conditions and volatile financial markets stemming from the

U.S. subprime mortgage market concerns, persistent housing market weakness and high energy prices. Credit quality weakened, particularly in high-risk credit products and residential real estate-related loans. To promote economic growth and mitigate downside risks to the U.S. economy, the U.S. Federal Reserve aggressively lowered the federal funds rate by 125 bps in January 2008, after cutting 25 bps in December 2007, to a current 3%.

We anticipate that the U.S. economy will remain weak in the early part of 2008, amid a tightening of credit conditions and continuing housing market weakness. Economic activities are expected to recover in the latter part of 2008, aided by further interest rate cuts and a fiscal stimulus package, including sizeable tax rebates for U.S. households. We expect the U.S. Federal Reserve will lower interest rates a further 100 bps by the end of April 2008 to prevent a prolonged and deep downturn in the U.S. economy. The U.S. economy is now expected to grow at 1.4% in 2008, down from our projected 2.2% at November 29, 2007, and lower than the estimated 2% in 2007, largely reflecting an anticipated sharp economic slowdown in the early part of 2008.

Other global economies

Growth in other global economies generally moderated during the quarter, due in part to weaker U.S. demand and slowing local investment, largely reflecting tighter credit conditions amid the ongoing uncertainty in global financial markets. Emerging economies, led by China, continued to record solid growth during the quarter, mainly underpinned by infrastructure investment and strong export growth. Most major equity markets remained volatile amid the continued tightening of credit conditions and weaker economic growth, as writedowns and losses from U.S. subprime mortgages and related products persist.

Global economic growth this year is expected to slow from 2007, taking into account the dampening effects of persistent financial market volatility on local demand growth. Nonetheless, growth in emerging economies is expected to moderate only slightly due to robust local demand supported by strong local economic conditions. Global capital market conditions are expected to gradually return to more normalized levels of activity over 2008.

Financial performance

We reported net income of $1,245 million for the first quarter ended January 31, 2008, down $249 million, or 17%, from a record quarter a year ago. Diluted EPS were $.95, down 17% over the same period. ROE was 21.4%, compared to 27.3% a year ago. Our results were adversely impacted by a writedown to fair value of $430 million in our Capital Markets segment as described in the Impact of market disruption section below. This writedown was partly offset by a related $132 million compensation adjustment and a $111 million reduction to income taxes, resulting in a net income impact of $187 million. Lower results in Global Insurance, a higher provision for credit losses and the negative impact of the strong appreciation of the Canadian dollar against the U.S. dollar also contributed to the decrease. These factors were partly offset by solid client balance and volume growth in our banking and wealth management businesses and broad-based revenue growth in several capital markets businesses that benefited from decreasing interest rates and increased market volatility.

Compared to the fourth quarter of 2007, net income decreased $79 million, or 6%, and diluted EPS were down $.06, or 6%. ROE was 21.4%, compared to 23.0%. This decrease was largely due to the prior quarter gain related to the Visa Inc. restructuring and a higher writedown to fair value in our Capital Markets segment. These factors were partially offset by solid revenue growth across most capital markets businesses, a charge in the prior quarter to increase our credit card customer loyalty reward program liability, and volume growth in most of our banking businesses.

Impact of market disruption

The deterioration in the credit markets in 2007 continued through the first quarter of 2008 resulting in a writedown of $430 million ($187 million after-tax and related compensation adjustment; October 31, 2007 – $172 million) in our Capital Markets segment. This writedown consisted of $288 million related to U.S. subprime exposures, $92 million related to the investment portfolio supporting our U.S. Municipal guaranteed investment certificates (GIC) business, $22 million relating to U.S. commercial mortgage backed securities (CMBS), and $28 million relating to U.S. auction rate securities (ARS).

Royal Bank of Canada First Quarter 2008	5

U.S. subprime

As a result of the current market environment, we recorded a writedown of $288 million (October 31, 2007 - $357 million) in Capital Markets on our exposure to U.S. subprime residential mortgage-backed securities (RMBS) and collateralized debt obligations of asset-backed securities (CDOs of ABS). This amount included writedowns of $201 million on credit default swaps (CDS) with monoline insurers, of which $122 million (October 31, 2007 – $59 million) related to ACA Capital Holdings Inc. (ACA) where we have written the amount down to a nominal value, and $79 million related to a subsidiary of MBIA Inc. (MBIA), a monoline insurance provider with a financial strength rating of Aaa /Negative by Moody’s Investors Services (affirmed February 26, 2008) and AAA/Negative by Standard & Poor’s (affirmed February 25, 2008). The remaining $87 million in writedowns relate to the fair value of our direct holdings of U.S. RMBS and CDOs of ABS.

Our Capital Markets holdings of U.S. subprime RMBS and CDOs of ABS arose primarily from the Logan and Longport CDOs structured by us and are classified as held-for-trading, with unrealized changes in fair value reflected in Non-interest income. Holdings of U.S. subprime RMBS within our other business segments are classified as available-for-sale. As at January 31, 2008, we had $402 million fair value of exposure to U.S. subprime RMBS classified as available-for-sale, which we intend to hold until maturity. These unrealized changes in fair value are reflected in Other comprehensive income. The accumulated amount in Other comprehensive income related to value declines in this inventory is $57 million.

As shown in the table below, as at January 31, 2008, Capital Markets had exposures within the Logan CDOs of US$1,101 million to U.S. subprime RMBS, US$1,053 million to CDOs of ABS that contain U.S. subprime, and US$2,784 million to CDOs of corporate names that do not contain U.S. subprime. These exposures are hedged by a combination of cash collateralized CDS and CDS with MBIA. The fair value of all other Capital Markets U.S. subprime positions as at January 31, 2008, including our exposure to the Longport CDO and attributing only a nominal value to our insurance from ACA was US$285 million to CDOs of ABS, and a net short U.S. RMBS exposure (liability) of US$48 million.

CDO transaction hedged by monoline insurers

	As at January 31, 2008
(US$ millions)	Logan CDOs	Longport CDO	Total
Exposure (Notional/Par)
RMBS	$1,101	$—	$1,101
CDOs of ABS	1,053	446	1,499
CDOs of corporate names	2,784	—	2,784
Total	$4,938	$446	$5,384

Credit protection by monoline insurers

Monoline insurers provide protection of US$9,126 million against asset defaults within our trading portfolio. This protection arises from: (i) insurance (CDS) of US$4,659 million related to CDO transactions originated by us containing U.S. subprime; (ii) insurance (CDS) of US$1,122 million purchased by us to hedge against default of other trading securities and derivatives; and (iii) bond insurance of US$3,345 million on third-party originated assets such as U.S. municipal bonds, ARS and GICs, public infrastructure bonds and collateralized GICs, where the insurance is an integral component of the asset.

The table below shows our notional credit protection from cash collateralized CDS and CDS with monoline insurance providers MBIA and ACA related to CDO transactions containing U.S. subprime. The calculated fair value of our insurance from MBIA (CDS with a notional amount of US$4,363 million), was $902 million as at January 31, 2008, representing the decline in fair value in the Logan CDOs after consideration of the protection value of cash collateralized CDS. We recorded valuation adjustments of $82 million against this amount, of which $79 million was taken in the quarter (October 31, 2007 – $3 million), to arrive at the current fair value of $820 million. The calculated fair value of our insurance from ACA (CDS with a notional amount of US$296 million), was $181 million as at January 31, 2008, representing the decline in fair value of our insured exposure to the Longport CDO. All but a nominal amount was taken as a writedown, of which $122 million was recorded in the quarter (October 31, 2007 – $59 million).

Credit protection on U.S. subprime related assets

	As at January 31, 2008
(US$ millions)	Logan CDOs		Longport CDO		Total
Cash collateralized CDS	$575		$—		$575
Monolines CDS	4,363	(1)	296	(2)	4,659
Total purchased protection	$4,938		$296		$5,234
(1)	The counterparty is MBIA.
(2)	The counterparty is ACA.

As at January 31, 2008, we held monoline insurance of US$1,122 million against default of the issuer or counterparty on trading assets comprising CDOs of corporate names, single-name corporate CDS and interest rate swaps. The recorded fair value as at January 31, 2008 on these monoline insurance contracts was $48 million.

Monoline insurers provide bond insurance for third-party originated assets, such as U.S. municipal bonds, ARS and GICs, public infrastructure bonds and collateralized GICs, where the insurance is an integral component of the asset. The par value of these assets as at January 31, 2008 is US$3,345 million. Substantially all of these assets are held in our trading book at fair value.

U.S. asset-backed paper

The disruption in the U.S. subprime markets led to liquidity issues in other asset-backed paper markets during the quarter, including U.S. MBS, U.S. CMBS and municipal ARS markets.

During the quarter, we recognized losses on the fair value of our investment portfolio supporting our U.S. Municipal GIC business, comprising primarily MBS, of $92 million. As at January 31, 2008, we held securities in this portfolio with a fair value of US$4,361 million, containing US$2,323 million Agency MBS (Federal Home Loan Mortgage Corporation or Federal National Mortgage Association), US$933 million Agency discount notes and bonds, US$620 million non-agency MBS (rated AAA or Alt-A) and US$485 million federal, municipal and corporate bonds.

We originate commercial mortgages in the U.S. market and warehouse them until such time as there is an opportunity to securitize them for a fee through issuance of CMBS. As at January 31, 2008, we held commercial mortgages in our trading book at their fair value of US$765 million, after recognition of losses of $22 million during the quarter (October 31, 2007 - $36 million) due to a lack of liquidity in the CMBS issuance market.

We participate as remarketing agent in the U.S. ARS market in a total program size of US$21.3 billion (which represents approximately 5% of the total market for these types of securities), of which US$20.2 billion is backed by student loan collateral and is largely government insured. During the quarter, we recognized losses of $28 million on the fair value of our ARS portfolio (approximately .6%).

6	Royal Bank of Canada First Quarter 2008

Canadian non-bank-sponsored asset-backed commercial paper

As at January 31, 2008, we had $3.8 million of direct holdings of Canadian non-bank-sponsored asset-backed commercial paper conduits subject to the Montreal Accord. We are not a significant participant in this market as a distributor or a liquidity provider.

Structured investment vehicles

We had US$1 million of direct holdings, US$140 million of committed liquidity facilities and US$93 million of normal course interest rate derivatives with structured investment vehicles (SIVs) as at January 31, 2008. Our liquidity facilities remained undrawn as at January 31, 2008 and we do not consider any of our positions to be impaired. We do not manage any SIVs.

Performance vs. 2008 objectives

We established our 2008 annual objectives at the end of 2007 based on our 2008 economic and business outlooks. As we anticipated, financial market volatility continued in early 2008. During the first quarter, economic growth generally moderated in Canada and other global economies, and slowed in the U.S. For further details, refer to the Economic and market review and 2008 Outlook section.

We provide quarterly results compared to our annual objectives, to show how we are trending against those objectives. For the first quarter of 2008, this comparison should be interpreted in the context of our expectation that early 2008 would be challenging with continued financial market volatility as investors and lenders remain cautious and risk averse amid a slowdown in the U.S. housing market and that financial markets and economic growth would improve in the latter part of 2008. We continue to drive towards achieving our 2008 financial objectives.

	2008 Objectives	Q1 2008 Performance
1. Diluted earnings per share (EPS) growth	7%-10%	(17)%
2. Defined operating leverage (1)	> 3%	(.2)%
3. Return on common equity (ROE)	20%+	21.4%
4. Tier 1 capital ratio (2)	8%+	9.8%
5. Dividend payout ratio	40%-50%	52%
(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted ) and non-interest expense growth rate (as adjusted ). For further information, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the OSFI under the new Basel II framework, which changes the methodology for the determination of risk-adjusted assets and regulatory capital.

Our first quarter diluted EPS has declined largely due to the valuation writedowns recorded in our Capital Markets segment, higher provisions for credit losses, mainly in our U.S. banking business, including our residential builder finance business, and the negative impact of the stronger Canadian dollar against the U.S. dollar. Our defined operating leverage ratio was also negatively impacted by these valuation writedowns, as well as investment in growth initiatives, including our recent acquisitions. ROE of 21.4% compared favourably to our stated annual objective of greater than 20%, reflecting strong performance across most of our businesses. Our capital position remains strong with a Tier 1 capital ratio under Basel II of 9.8%, comfortably above our target of greater than 8%. Our dividend payout ratio exceeded our stated range of 40-50% largely due to our lower earnings in the first three months of 2008.

Key events of Q1 2008

Subsequent to the quarter-end

Visa Inc. initial public offering: As disclosed in Note 30 to our 2007 Annual Report, we exchanged our membership interest in Visa Canada for shares of Visa Inc. as a result of which we recorded a gain of $326 million ($269 million after-tax) based on an independent valuation of the shares we received. On February 25, 2008, Visa Inc. filed its preliminary initial public offering prospectus with the SEC with the proposed offering price expected to be between US$37 and US$42. Approximately half of the Visa Inc. shares we currently hold are subject to mandatory redemption at the time of the initial public offering. Based on this proposed offering price range, we may incur a loss of $30 million to $46 million (approximately $25 million to $38 million after-tax) on the shares redeemed. Any impact on of the value of our remaining shares will be assessed based on information available at the time of the initial public offering.

Alabama National BanCorporation (ANB): On February 22, 2008, U.S. & International Banking completed the acquisition of ANB, which added 103 branches and strengthened our retail distribution by growing our footprint to over 430 locations throughout the U.S. Southeast.

Phillips, Hager & North Investment Management Ltd. (PH&N): On February 21, 2008, Wealth Management announced it has signed a definitive agreement to acquire PH&N. Combining PH&N with RBC’s existing asset management and private counsel businesses will create one of the largest private client investment counselling businesses in Canada as measured by assets under management. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close on or about April 30, 2008.

Ferris, Baker Watts, Incorporated (FBW): On February 14, 2008, Wealth Management announced its intention to acquire FBW, a full service broker-dealer and investment banking firm with 330 financial consultants and U.S.$18.5 billion in assets under administration. This acquisition will significantly expand our presence in the eastern, midwestern and mid-Atlantic regions of the U.S. The transaction is subject to normal closing conditions including regulatory and shareholder approvals and is expected to close in mid-2008.

Impact of U.S. vs. Canadian dollar

Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.

The Canadian dollar exchange rate appreciated 16% on average compared to a year ago, resulting in a $45 million decrease in the translated value of our U.S. dollar-denominated net income and a decrease of $ .03 on our current quarter’s diluted EPS.

The Canadian dollar exchange rate remained unchanged on average compared to the prior quarter.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

For the three months ended
(C$ millions, except per share amounts)	Q1 2008 vs. Q1 2007
Canadian/U.S. dollar exchange rate (average)
January 31, 2008	1.002
January 31, 2007	.861
Percentage change in average US$ equivalent of C$1.00 (1)	16%
Reduced total revenue	$220
Reduced non-interest expense	130
Reduced net income	45
Reduced basic EPS	$.04
Reduced diluted EPS	$.03

Royal Bank of Canada First Quarter 2008	7

Total revenue

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Interest income	$6,824	$6,814	$6,427
Interest expense	4,650	4,783	4,577
Net interest income	$2,174	$2,031	$1,850
Investments (1)	$1,141	$1,109	$1,047
Insurance (2)	841	887	820
Trading	366	134	803
Banking (3)	757	586	649
Underwriting and other advisory	216	301	288
Other (4)	152	567	241
Non-interest income	$3,473	$3,584	$3,848
Total revenue	$5,647	$5,615	$5,698
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$95	$26	$(151)
Non-interest income – trading revenue	366	134	803
Total	$461	$160	$652
Total trading revenue by product
Interest rate and credit	$132	$(187)	$375
Equities	177	237	201
Foreign exchange and commodities	152	110	76
Total	$461	$160	$652
(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(2)	Includes premiums, investment and fee income.
(3)	Includes service charges, foreign exchange other than trading, card services and credit fees.
(4)	Includes other non-interest income, gain/loss on securities sales and securitization.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes cash and related derivatives.

Q1 2008 vs. Q1 2007

Total revenue decreased $51 million, or 1%, from a year ago, primarily due to a writedown to fair value of $430 million resulting from continued market disruption. The impact of the strong appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to the decrease. These factors were partly offset by solid client balance and volume growth in our banking and wealth management businesses and broad-based revenue growth in several capital markets businesses that benefited from decreasing interest rates and increased market volatility.

Net interest income increased $324 million, or 18%, largely due to a higher level of dividends and lower funding costs as a result of lower volumes and rates on certain trading positions. Solid loan growth across all our banking businesses also contributed to the increase.

Investments-related revenue increased $94 million, or 9%, mainly due to growth in custodian and securities lending activities and growth in fee-based client assets reflecting strong net sales and the recruitment and retention of experienced advisors.

Insurance-related revenue increased $21 million, or 3%, from the prior year. The increase primarily reflected the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims. Growth in our European life reinsurance business and Canadian business also contributed to the increase. These factors were partially offset by lower U.S. annuity sales.

Trading revenue decreased $437 million, or 54%, from a year ago. Total trading revenue was $461 million, down $191 million, or 29%, from a year ago largely due to a writedown to fair value of $430 million related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S.

CMBS business, and our ARS portfolio resulting from continued market disruption. These factors were partly offset by higher trading revenue in our fixed income, foreign exchange and equity derivatives trading businesses driven by declining interest rates and increased market volatility and a gain on the change in fair value of our liabilities designated as held-for-trading from the widening of our own credit spread.

Banking revenue was up $108 million, or 17%, primarily reflecting improved loan syndication activity and higher foreign exchange revenue mainly due to increased transaction volumes. Growth in credit card transaction volumes also contributed to the increase.

Underwriting and other advisory revenue decreased $72 million, or 25%, from a year ago, mainly due to lower equity origination activity across most geographies and weaker debt origination activity mainly in the U.S. These factors were partially offset by improved equity finance activity largely in the U.S.

Other revenue was down $89 million, or 37%. The decrease was primarily due to a favourable adjustment in the prior year related to the reallocation of certain foreign investment capital and a lower gain resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partially offset by lower stock-based compensation in non-interest expense). A foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated available-for-sale securities and lower private equity investment distributions also contributed to the decrease. These factors were partially offset by gains on the change in fair value of non-trading-related credit derivatives used to economically hedge our corporate loan portfolio.

8	Royal Bank of Canada First Quarter 2008

Q1 2008 vs. Q4 2007

Total revenue increased $32 million, or 1%, from a quarter ago. This increase was primarily due to higher trading revenue, the $121 million charge to increase the credit card customer loyalty reward program liability recorded in the prior quarter against revenue and solid business growth in our banking and wealth management businesses reflecting client volume and balance growth. These factors were partially offset by a Visa restructuring gain, weaker mergers and acquisition (M&A) and debt origination activities and lower insurance-related revenue.

Net interest income increased $143 million, or 7%, largely due to a higher level of dividends, lower funding costs, and volume growth in loans.

Investments-related revenue increased $32 million, or 3%, mainly due to growth in custodian and securities lending activities.

Insurance-related revenue was down $46 million, or 5%, compared to the previous quarter. The decrease was mainly attributable to the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims. In addition, the prior quarter included a gain related to the sale of securities in our U.S. operations. These factors were partially offset by growth in our Canadian business and European life reinsurance business.

Trading revenue increased $232 million, or 173%, from the prior quarter. Total trading revenue was $461 million, up $301 million, or 188%, from a quarter ago. The increase reflected higher trading revenue primarily in our fixed income businesses. These factors were partially offset by a higher writedown to fair value related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S. CMBS business, and our ARS portfolio.

Banking revenue increased $171 million, or 29%. The increase primarily reflected the adjustment to increase the credit card customer loyalty reward program liability recorded in the prior quarter against revenue. Improved loan syndication activity and higher foreign exchange revenue also contributed to the increase.

Underwriting and other advisory revenue was down $85 million, or 28%, from a quarter ago, mainly due to lower M&A activity across all geographies and weaker debt origination activity mainly in the U.S.

Other revenue decreased $415 million, or 73%, primarily due to the Visa restructuring gain recorded in the prior quarter and a lower gain resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business. A foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated available-for-sale securities also contributed to the decrease.

Non-interest expense

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Salaries	$891	$898	$864
Variable compensation	766	625	791
Benefits and retention compensation	294	267	294
Stock-based compensation	41	49	58
Human resources	$1,992	$1,839	$2,007
Other expenses	1,128	1,254	1,060
Non-interest expense	$3,120	$3,093	$3,067

Q1 2008 vs. Q1 2007

Non-interest expense was up $53 million, or 2%, from a year ago, primarily reflecting increased sales and service staffing levels in our banking branch network and higher system development and processing costs. Increased occupancy costs and higher professional fees also contributed to the increase. These factors were partially offset by lower variable compensation in our Capital Markets segment, the favourable impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated expenses and lower stock-based compensation in our U.S. brokerage business.

Q1 2008 vs. Q4 2007

Non-interest expense increased $27 million, or 1%, compared to the previous quarter. This increase mainly reflected increased variable compensation primarily in our Capital Markets segment on higher business performance and increased benefit costs due to seasonal impacts. These factors were partially offset by lower marketing and occupancy costs reflecting seasonal factors and decreased professional fees.

Royal Bank of Canada First Quarter 2008	9

Provision for credit losses

	For the three months ended
(C$ millions)	January 31 2008	October 31 2008	January 31 2007
Residential mortgages	$3	$2	$2
Personal	110	98	91
Credit cards	65	57	49
Small business (1)	9	9	8
Retail	187	166	150
Business (2)	94	84	12
Sovereign (3)	—	—	—
Bank (4)	—	—	—
Wholesale	94	84	12
Specific provision	$281	$250	$162
General provision	12	13	—
Provision for credit losses (PCL)	$293	$263	$162
Specific PCL as a % of average net loans and acceptances	.44%	.41%	.29%

(1)	Includes small business exposure managed on a pooled basis.
(2)	Includes small business exposure managed on an individual client basis, including our U.S. residential builder finance business.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Q1 2008 vs. Q1 2007

Total provision for credit losses (PCL) increased $131 million, or 81%, from a year ago, largely reflecting an increase in specific provision, which has trended up towards the historical average.

The specific provision was up $119 million, or 73%, compared to the prior year, primarily reflecting higher impaired loans in our U.S. banking business, including our residential builder finance business, particularly in California, Georgia and Arizona, as well as in our U.S. commercial and retail loan portfolios, triggered by the downturn in the U.S. housing market and slowing U.S. economic conditions. The increase also reflected higher impaired loans and lower recoveries in our corporate lending portfolio. Higher provisions in our Canadian credit card and business loan portfolios reflecting portfolio growth and higher loss rates also contributed to the increase. The specific PCL ratio was up from a year ago, mainly reflecting higher impaired loans in our U.S. banking business. Higher impaired loans in our corporate lending portfolio also contributed to the increase of this ratio.

The general provision increased $12 million from a year ago, largely due to a weakening in the credit quality of our U.S. residential builder finance loan portfolio as a result of the downturn in the U.S. housing market.

Q1 2008 vs. Q4 2007

Total PCL increased $30 million, or 11%, from the prior quarter, due to an increase in specific provision, which has trended up towards the historical average. The increase was primarily attributable to higher impaired loans and lower recoveries in our corporate lending portfolio. Higher provisions in our credit card and personal loan portfolios largely reflecting portfolio growth and higher loss rates also contributed to the increase. These factors were partially offset by lower provisions for business loans.

Insurance policyholder benefits, claims and acquisition expense

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Insurance policyholder benefits and claims	$472	$506	$369
Insurance policyholder acquisition expense	144	131	147
Insurance policyholder benefits, claims and acquisition expense	$616	$637	$516

Q1 2008 vs. Q1 2007

Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $100 million, or 19%, from the prior year. The increase primarily reflected the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in Insurance-related revenue. Higher costs associated with changes in our Canadian universal life experience and less favourable disability claims experience this quarter and growth in our European life reinsurance business also contributed to the increase. In addition, the prior year included a favourable $38 million cumulative valuation adjustment related to prior periods. These factors were partially offset by the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated liabilities, and lower costs associated with declining U.S. annuity sales.

Q1 2008 vs. Q4 2007

PBCAE expense decreased $21 million, or 3%, from the prior quarter. The decrease was largely attributable to the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in Insurance-related revenue. These factors were partially offset by higher costs associated with growth in our Canadian business and European life reinsurance business.

10	Royal Bank of Canada First Quarter 2008

Income taxes

	For the three months ended
(C$ millions, except percentage amounts)	January 31 2008	October 31 2007	January 31 2007
Net income before income taxes	$1,618	$1,622	$1,953
Income tax expense	343	255	435
Effective income tax rate(1)	21.2%	15.7%	22.3%
(1)	Income taxes as a percentage of net income before income taxes.

Q1 2008 vs. Q1 2007

Income tax expense decreased $92 million, or 21%, from a year ago commensurate with lower earnings before income taxes. The effective income tax rate in the current period was 21.2% and compares favourably to 22.3% from the prior year. The decrease in the effective tax rate was largely due to the recent reduction to Canadian corporate income tax rates and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends). These factors were partially offset by lower earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates.

Q1 2008 vs. Q4 2007

Income taxes increased $88 million, or 35%, over the prior quarter. The effective income tax rate in the current period was 21.2% and compares to 15.7% in the prior quarter. The increase in the effective tax rate was mainly due to lower valuation writedowns in the current quarter reported by our subsidiaries operating in jurisdictions with higher income tax rates. In addition, the prior quarter included the Visa restructuring gain, which was taxed at the lower capital gains tax rate. These factors were partially offset by the recent reduction to Canadian corporate income tax rates.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions. For further details, refer to pages 51 to 52 of our 2007 Annual Report.

The following table summarizes our results for the nine most recently completed quarters.

	2008	2007				2006
(C$ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$2,174	$2,031	$1,965	$1,889	$1,850	$1,731	$1,766	$1,617	$1,682
Non-interest income	3,473	3,584	3,515	3,780	3,848	3,618	3,440	3,505	3,278

Total revenue	$5,647	$5,615	$5,480	$5,669	$5,698	$5,349	$5,206	$5,122	$4,960
Non-interest expense	3,120	3,093	3,165	3,148	3,067	2,955	2,861	2,928	2,751
Provision for credit losses	293	263	178	188	162	159	99	124	47
Insurance policyholder benefits, claims and acquisition expense	616	637	343	677	516	611	627	619	652

Net income before income taxes and non-controlling interest in subsidiaries	$1,618	$1,622	$1,794	$1,656	$1,953	$1,624	$1,619	$1,451	$1,510
Income taxes	343	255	349	353	435	342	381	348	332
Non-controlling interest in net income of subsidiaries	30	43	50	24	24	19	44	(25)	6

Net income from continuing operations	$1,245	$1,324	$1,395	$1,279	$1,494	$1,263	$1,194	$1,128	$1,172
Net income (loss) from discontinued operations(1)	–	–	–	–	–	(1)	(17)	(10)	(1)

Net income	$1,245	$1,324	$1,395	$1,279	$1,494	$1,262	$1,177	$1,118	$1,171

Earnings per share – basic	$.96	$1.02	$1.07	$.99	$1.16	$.97	$.91	$.86	$.90
– diluted	$.95	$1.01	$1.06	$.98	$1.14	$.96	$.90	$.85	$.89

Period average US$ equivalent of C$1.00(2)	$1.002	$1.001	$.937	$.874	$.861	$.897	$.896	$.877	$.865
Period-end US$ equivalent of C$1.00	.996	1.059	.937	.901	.850	.890	.884	.894	.878
(1)	Represents discontinued operations of RBC Mortgage Company.
(2)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada First Quarter 2008	11

Trend analysis

Over the last nine quarters, our consolidated net income has consistently exceeded $1 billion. These solid results largely reflected a general increase in revenue across all our business segments. Our revenue in the first quarter of 2008 and the fourth quarter of 2007 was impacted by writedowns resulting from continued market disruption. In addition, in the fourth quarter of 2007, revenue was impacted by the Visa restructuring gain and an increase in our credit card customer loyalty reward program liability. Our results were also negatively impacted by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strong appreciation of the Canadian dollar against the U.S. dollar during most of the period, with the effects being more pronounced in the most recent two quarters.

Non-interest expense has generally increased over the period, largely reflecting higher costs due to increased business activity volume, acquisitions and higher spending in support of our growth initiatives.

Provision for credit losses was at a cyclically low level during 2006, primarily reflecting a generally benign credit environment and favourable corporate recoveries. However, it has been trending upwards over the past six quarters due in large part to portfolio growth, as well as increasing loss rates and higher impairments, both of which have trended up towards historical averages. In both the fourth quarter of 2007 and the first quarter of 2008, we increased the provision for credit losses in our U.S. & International Banking segment due to higher impaired loans, primarily driven by the downturn in the U.S. housing market. The lower level of provisions in the first quarter of 2006 was primarily due to a $50 million reversal of the general allowance in light of the strong credit quality of our corporate loan portfolio at that time.

PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from mark-to-market impacts on investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments. The impact of the financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominantly offset in Insurance-related revenue. As well, the first quarter of 2006 was impacted by hurricane-related charges of $61 million (before- and after-tax).

Our effective income tax rate has generally trended downward over the period, despite higher earnings before income taxes. This largely reflected higher income from tax-advantaged sources (Canadian taxable corporate dividends), and favourable income tax settlements in the first quarter of 2006 and the second and third quarters of 2007. The fourth quarter of 2007 and first quarter of 2008 reflected valuation writedowns in our Capital Markets segment, which were recorded in jurisdictions with higher income tax rates. A lower tax rate on the Visa restructuring gain in the fourth quarter of 2007, which was taxed at the capital gains tax rate, also contributed to the decline in the effective income tax rate.

Non-controlling interest in net income of subsidiaries fluctuated over the period. This item reflects the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 of our 2007 Annual Report. Our critical accounting policies and estimates are detailed on pages 38 to 42 of our 2007 Annual Report.

Changes in accounting policies or estimates

Capital Disclosures and Financial Instruments –Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA). Handbook Section 1535,

Capital Disclosures requires disclosures that enable users to evaluate our objectives, policies and processes for managing capital. Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments –  Presentation, require enhanced disclosures about the nature and extent of risks arising from financial instruments and how we manage those risks. These standards are discussed in Note 1 to our unaudited Interim Consolidated Financial Statements.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.

12	Royal Bank of Canada First Quarter 2008

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a standalone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.

The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb) for revenue recognition, and are outlined in the How we measure and report our business segments section of our 2007 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.

Changes made in the first quarter of 2008

The following highlights the key changes we made to our management reporting framework and business segments during the first quarter of 2008. All comparative segment results have been revised accordingly. These changes did not have an impact on our consolidated results, unless otherwise noted.

•	We revised the calculation for assets under administration for Canadian Banking to reflect the inclusion of mutual funds sold through our Canadian branch network.
•

We revised our FTE calculation to exclude statutory holiday pay for part-time employees, consistent with our management reporting framework. This has resulted in a reduction in the number of FTEs previously reported.

•

We enhanced our Economic Capital methodologies and parameters, which mainly resulted in a decrease of capital for market risk allocated to our business segments and to an increase of capital for credit risk allocated to our Capital Markets segment.

•

For the fourth quarter of 2007, we reclassified (i) new impaired loans and gross impaired loans, (ii) net impaired loans and (iii) allowance for credit losses and provision for credit losses, which were overstated by $30 million, $22 million and $8 million, respectively, in our U.S. retail residential mortgage portfolio and were understated by $30 million, $22 million and $8 million, respectively, in our U.S. wholesale real estate and related portfolio. Aggregate amounts of new impaired loans, gross impaired loans, net impaired loans, allowance for credit losses and provision for credit losses are unchanged. These reclassifications did not impact our consolidated net income or balance sheet.

•

We reclassified certain Trading revenue reported in the fourth quarter of 2007 in Capital Markets from Non-interest income —Trading revenue to Net interest income to better reflect its nature. There was no impact to Total trading revenue as a result of this reclassification.

Key performance and non-GAAP measures

Key performance measures

Return on equity (ROE) and Return on risk capital (RORC)

We measure and evaluate the performance of consolidated results and each business segment using a number of financial metrics such as net income, ROE and RORC. We use our ROE and RORC as a measure of return on total capital invested in our businesses. RORC does not have standardized meaning under

GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section in our 2007 Annual Report.

The following table provides a summary of the ROE and RORC calculations.

	For the three months ended						For the three months ended
	January 31 2008						October 31 2007	January 31 2007
(C$ millions, except percentage amounts) (1), (2)	Canadian Banking	Wealth Management	U.S. & International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$754	$179	$28	$299	$(39)	$1,221	$1,300	$1,478
Average risk capital (2)	$5,850	$950	$1,750	$4,100	$1,000	$13,650	$14,400	$14,100
Add: Unattributed capital	—	—	—	—	3,650	3,650	2,600	1,950
Goodwill and intangible capital	2,150	1,050	1,400	850	—	5,450	5,450	5,400
Average equity (3)	$8,000	$2,000	$3,150	$4,950	$4,650	$22,750	$22,450	$21,450
Return on equity	37.6%	35.5%	3.5%	23.9%	(3.2)%	21.4%	23.0%	27.3%
Return on risk capital	51.2%	76.7%	6.4%	29.1%	n.m.	35.6%	35.8%	41.6%
(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details refer to the Capital management section.
(3)	The amounts for the segments are referred to as Attributed capital.

n.m. not meaningful

Royal Bank of Canada First Quarter 2008	13

Non-GAAP measures

We use and report certain non-GAAP financial measures discussed below, consistent with our management framework. These measures do not have standardized meanings under GAAP and are not necessarily comparable with similar information reported by other financial institutions.

Defined operating leverage

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated variable interest entities (VIEs) is excluded as they have no material impact on our earnings. Also, our revenue in 2007 excludes accounting adjustments related to the financial instruments accounting standards. Global Insurance results are excluded, as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our defined operating leverage calculation.

The following table shows the defined operating leverage ratio calculation.

	For the three months ended
(C$ millions, except percentage amounts)	January 31 2008	January 31 2007	Change
Total revenue	$5,647	$5,698
add: teb adjustment	132	70
less: Revenue related to VIEs	5	11
less: Global Insurance revenue	840	860
less: Impact of the financial instruments accounting standards (1)		33
Total revenue (adjusted)	$4,934	$4,864	1.4%
Non-interest expense	$3,120	$3,067
less: Global Insurance-related non-interest expense	135	128
Non-interest expense (adjusted)	$2,985	$2,939	1.6%
Defined operating leverage for the quarter ended January 31, 2008			(.2)%
(1)	Excludes the impact of the financial instruments accounting standards related to Global Insurance.

Canadian Banking and Banking-related results

In the fourth quarter of 2007, the Visa restructuring gain and the charge to increase the credit card customer loyalty reward program liability impacted our results. In addition, in the first quarter of 2007, the favourable impacts of an adjustment related to the reallocation of certain foreign investment capital and a cumulative valuation adjustment related to prior periods impacted our results. The following table provides a reconciliation of net income for Canadian Banking and net income and revenue for Banking-related operations of Canadian Banking excluding these items. Management believes identifying and adjusting for these items enhances the comparability of our financial performance in the first quarter of 2008 relative to prior periods.

	For the three months ended
	January 31			October 31			January 31
	2008			2007			2007
	Canadian	Banking-	Banking-	Canadian	Banking-	Banking-	Canadian	Banking-	Banking-
	Banking	related	related	Banking	related	related	Banking	related	related
(C$ millions)	net income	revenue	net income	net income	revenue	net income	net income	revenue	net income
GAAP reported amounts	$762	$2,408	$673	$899	$2,566	$797	$771	$2,221	$586
Exclude:
Visa restructuring gain	—	—	—	(269)	(326)	(269)	—	—	—
Liability adjustment related to credit card customer loyalty reward program	—	—	—	79	121	79	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(40)	—	—
Cumulative valuation adjustment	—	—	—	—	—	—	(25)	—	—
Amounts excluding the impacts of items noted above	$762	$2,408	$673	$709	$2,361	$607	$706	$2,221	$586

14	Royal Bank of Canada First Quarter 2008

Canadian Banking

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2008	2007	2007
Net interest income	$1,687	$1,642	$1,547
Non-interest income	1,561	1,811	1,534
Total revenue	$3,248	$3,453	$3,081
Non-interest expense	$1,331	$1,359	$1,275
Provision for credit losses	214	212	182
Insurance policyholder benefits, claims and acquisition expense	616	637	516
Net income before income taxes and non-controlling interest in subsidiaries	$1,087	$1,245	$1,108
Net income	$762	$899	$771
Revenue by business
Personal Financial Services (1)	$1,333	$1,299	$1,237
Business Financial Services (1)	620	609	555
Cards and Payment Solutions (1)	455	658	429
Global Insurance	840	887	860
Selected average balances and other information (2)
Return on equity (3)	37.6%	40.6%	35.7%
Return on risk capital (3)	51.2%	52.9%	47.7%
Net interest margin (4)	3.08%	3.10%	3.19%
Operating leverage (Banking-related operations) (5)	4.1%	10.6%	6.5%
Total earning assets (2), (6)	218,100	209,900	192,600
Loans and acceptances (2), (6)	216,700	210,000	191,500
Deposits (2)	152,900	150,200	146,100
Assets under administration (7)	115,600	120,200	107,600
Assets under management	300	300	300
Gross insurance premiums and deposits	918	860	895
Banking-related operations (1)
Total revenue	$2,408	$2,566	$2,221
Provision for credit losses	214	212	182
Non-interest expense	1,196	1,222	1,147
Net income	673	797	586
Global Insurance
Total revenue	$840	$887	$860
Insurance policyholder benefits, claims and acquisition expense	616	637	516
Non-interest expense	135	137	128
Net income	89	102	185
(1)	Banking-related operations comprise : Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	NIM is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(5)	Defined as the difference between revenue growth rate and non-interest expense growth rate for Banking-related operations.
(6)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit cards for the three months ended January 31, 2008, of $20 billion and $4 billion, respectively (October 31, 2007 – $19 billion and $4 billion; January 31, 2007 – $18 billion and $4 billion).
(7)	Assets under administration have been revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been restated to reflect this change.

Q1 2008 vs. Q1 2007

Net income of $762 million decreased $9 million, or 1%, compared to the prior year, due to lower results in Global Insurance mainly reflecting the favourable impacts of certain adjustments in the prior year. Excluding these adjustments, net income was up $56 million, or 8%. Banking-related operations net income increased from a year ago, largely driven by strong volume growth across all businesses, partially offset by higher costs in support of business growth, increased provision for credit losses and a narrower net interest margin. For a reconciliation of net income excluding these adjustments, refer to the Key performance and non-GAAP measures section.

Banking-related operations

Banking-related operations net income grew $87 million, or 15%, from the prior year, underpinned by the ongoing successful execution of our growth initiatives, robust domestic demand and continued solid Canadian housing market activities.

Total revenue was up $187 million, or 8%, over the prior year, reflecting continued strong volume growth across all businesses.

Personal Financial Services revenue was up $96 million, or 8%. The increase largely reflected strong volume growth in home equity lending and personal deposits, partially offset by lower spreads. Higher mutual fund distribution fees, primarily resulting from strong net sales, also contributed to the increase.

Business Financial Services revenue increased $65 million, or 12%. The increase was primarily attributable to solid growth in business loans and deposits, and higher spreads on business deposits.

Cards and Payment Solutions revenue was up $26 million, or 6%. The increase was largely attributable to solid growth in balances and transaction volumes, partially offset by lower spreads and higher credit card customer loyalty reward program costs.

        Net interest margin decreased 11 bps compared to the prior year, largely reflecting the impact of change in product mix attributable to higher growth in lower-yielding products in an

Royal Bank of Canada First Quarter 2008	15

increasingly competitive market environment, and lower spreads on credit cards and personal deposits.

ncreasingly competitive market environment, and lower spreads on credit cards and personal deposits.

Non-interest expense was up $49 million, or 4%, from a year ago. The increase was primarily a result of higher costs in support of business growth, including system development and marketing costs and higher professional fees. Higher sundry losses also contributed to the increase.

Provision for credit losses increased $32 million, or 18%, from a year ago, continuing the trend up towards the historical average. The increase was largely attributable to higher provisions in our credit card and business loan portfolios, reflecting portfolio growth and higher loss rates. A cumulative adjustment related to student loans this quarter also contributed to the increase.

Global Insurance

Global Insurance net income decreased $96 million, or 52%, compared to the previous year. Our prior year results included the favourable impacts of a $40 million (before- and after-tax) adjustment related to the reallocation of foreign investment capital, which had supported our property catastrophe reinsurance business which we exited in 2007, and a $38 million ($25 million after-tax) cumulative valuation adjustment related to prior periods. Higher costs this period associated with changes in our Canadian universal life experience and less favourable disability claims experience also contributed to the decrease. For a detailed discussion regarding Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.

Q1 2008 vs. Q4 2007

Net income decreased $137 million, or 15%, compared to the prior quarter. Excluding the $326 million ($269 million after-tax) Visa restructuring gain and the $121 million ($79 million after-tax) charge to increase the credit card customer loyalty reward program liability recorded in the prior quarter, net income increased $53 million, or 7%. The increase largely reflected continued volume growth across all businesses and lower seasonal costs. These factors were partially offset by lower Global Insurance results. For a reconciliation of net income excluding the items noted above, refer to the Key performance and non-GAAP measures section.

Banking-related operations

Banking-related operations net income was down $124 million, or 16%, compared to the prior quarter. Excluding the prior quarter items noted above, Banking-related operations net income increased $66 million, or 11%.

Total revenue decreased $158 million, or 6%, from the previous quarter. Excluding the prior quarter items noted above, total revenue increased $47 million, or 2%, largely reflecting volume growth across all businesses. For a reconciliation of Banking-related operations net income and revenue excluding the items noted above, refer to the Key performance and non-GAAP measures section.

Net interest margin decreased 2 bps from the prior quarter, largely reflecting the impact of change in product mix.

Non-interest expense was down $26 million, or 2%, from the previous quarter, primarily reflecting lower seasonal marketing and occupancy costs. These factors were partially offset by higher sundry losses and increased benefit costs due to seasonal impacts.

Provision for credit losses increased $2 million, or 1%, compared to the prior quarter, primarily due to higher provisions in our credit card and personal loan portfolios. A cumulative adjustment related to student loans this quarter also contributed to the increase. These factors were offset by lower provisions for business loans.

Global Insurance

Global Insurance net income decreased $13 million, or 13%, from the previous quarter, primarily reflecting a gain related to the sale of securities in our U.S. operations in the prior quarter. For a detailed discussion regarding Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.

16	Royal Bank of Canada First Quarter 2008

Wealth Management

	As at or for the three months ended
(C$ millions, except percentage amounts)	January 31 2008	October 31 2007	January 31 2007
Net interest income	$112	$109	$108
Non-interest income
Fee-based revenue	539	538	502
Transactional and other revenue	302	339	382
Total revenue	$953	$986	$992
Non-interest expense	$688	$731	$702
Provision for credit losses	—	1	—
Net income before income taxes and non-controlling interest in subsidiaries	$265	$254	$290
Net income	$181	$180	$211
Revenue by business
Canadian Wealth Management	$363	$369	$356
U.S. & International Wealth Management	445	479	508
Global Asset Management	145	138	128
Selected other information
Return on equity (1)	35.5%	31.7%	34.4%
Return on risk capital (1)	76.7%	62.4%	73.1%
Assets under administration	$484,700	$488,500	$508,300
Assets under management	164,700	161,200	157,400

For the three months ended
Impact of US$ translation on selected items (C$ millions)	Q1 2008 vs. Q1 2007
Reduced total revenue	$58
Reduced non-interest expense	44
Reduced net income	11
Percentage change in average US$ equivalent of C$1.00 (2)	16%
(1)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Average amounts are calculated using month-end spot rates for the period.

Q1 2008 vs. Q1 2007

Net income decreased $30 million, or 14%, from a year ago. Certain items in the prior year impacted our earnings including a $17 million ($14 million after-tax) foreign exchange translation gain on certain deposits and a favourable tax reversal. The strong appreciation of the Canadian dollar against the U.S. dollar reduced earnings by $11 million over the prior year.

Total revenue decreased $39 million, or 4%, from a year ago, largely reflecting a $58 million impact of a stronger Canadian dollar on the translated value of the U.S. dollar-denominated revenue. This was partially offset by strong growth in client assets and solid deposit and loan growth in our international wealth management business.

Canadian Wealth Management revenue increased $7 million, or 2%, mostly due to growth in fee-based client assets reflecting strong net sales and the recruitment and retention of experienced advisors. These factors were partially offset by lower transaction volumes in our brokerage business due to uncertain market conditions and lower new issue activity.

U.S. & International Wealth Management revenue decreased $63 million, or 12%. In U.S. dollars, revenue was up $7 million, or 2%, largely due to growth in fee-based client assets, the inclusion of our J.B. Hanauer & Co. acquisition and solid deposit and loan growth in our international wealth management business reflecting the ongoing successful execution of our growth initiatives. These factors were partially offset by a lower gain resulting from the change in the fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partially offset by lower stock-based compensation noted in non-interest expense below) and the prior year foreign exchange translation gain on certain deposits.

Global Asset Management revenue was up $17 million, or 13%, primarily reflecting strong net sales, which drove growth in Canadian assets under management.

Non-interest expense decreased $14 million, or 2%, from a year ago, largely reflecting the favourable impact of the strong appreciation of the Canadian dollar against the U.S. dollar. The inclusion of our J.B. Hanauer acquisition and increased costs in support of business growth, including a higher level of investment advisors and other client facing professionals and increased occupancy costs due to the opening of several international offices, were partially offset by lower stock-based compensation in our U.S. brokerage business as noted above.

Q1 2008 vs. Q4 2007

Net income increased $1 million, or 1%, from a quarter ago. Lower revenue due to continued uncertainty in global financial markets was more than offset by lower costs.

Total revenue was down $33 million, or 3%, largely due to a lower gain resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partly offset by lower stock-based compensation noted in non-interest expense below). Overall challenging brokerage conditions also contributed to the decrease.

Non-interest expense decreased $43 million, or 6%, from a quarter ago, mainly due to lower stock-based and variable compensation in our U.S. brokerage business.

Royal Bank of Canada First Quarter 2008	17

U.S. & International Banking

	As at or for the three months ended
(C$ millions, except percentage amounts)	January 31 2008	October 31 2007	January 31 2007
Net interest income	$248	$239	$257
Non-interest income	237	216	188
Total revenue	$485	$455	$445
Non-interest expense	$378	$363	$348
Provision for credit losses	71	72	10
Net income before income taxes and non-controlling interest in subsidiaries	$36	$20	$87
Net income	$31	$21	$67
Revenue by business
Banking	$275	$269	$276
RBC Dexia Investor Services (1)	210	186	169
Selected average balances and other information (2)
Return on equity (3)	3.5%	2.2%	8.8%
Return on risk capital (3)	6.4%	3.8%	14.2%
Loans and acceptances	$21,000	$20,500	$21,100
Deposits	35,200	34,500	31,800
Assets under administration – RBC Dexia IS (4)	2,922,000	2,713,100	2,666,400

For the three months ended
Impact of US$ and Euro translation on selected items (C$ millions)	Q1 2008 vs. Q1 2007
Reduced total revenue	$44
Reduced non-interest expense	34
Reduced net income	2
Percentage change in average US$ equivalent of C$1.00 (5)	16%
Percentage change in average Euro equivalent of C$1.00 (5)	4%
(1)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the institutional investor service business of Dexia, forming a new company, RBC Dexia IS. As RBC Dexia IS reports on a calendar quarter, there is a one-month lag in the reporting of its earnings.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at December 31, 2007, of which we have a 50 % ownership interest.
(5)	Average amounts are calculated using month-end spot rates for the period.

Q1 2008 vs. Q1 2007

Net income decreased $36 million, or 54%, from the prior year. The decrease was largely attributable to increased provisions for credit losses, and higher costs in support of business growth. These factors were partially offset by business growth in RBC Dexia IS and in our U.S. banking business, primarily reflecting our acquisitions of Flag Financial Corporation (Flag) and the 39 AmSouth Bank branches (AmSouth branches) in 2007. Our results in the prior year also reflected a loss on the restructuring of the investment portfolio in our U.S. banking business.

Total revenue increased $40 million, or 9%, compared to the prior year.

Banking revenue was down $1 million, primarily reflecting the impact of the strong appreciation of the Canadian dollar against the U.S. dollar. In U.S. dollars, Banking revenue increased $36 million, or 15%, primarily due to solid growth of loans (12% in U.S. dollars) and deposits (18% in U.S. dollars) reflecting a full quarter of results from Flag and the inclusion of the AmSouth branches compared to the prior year. Our prior year results also reflected a loss on the restructuring of the investment portfolio in our U.S. banking business.

RBC Dexia IS revenue increased $41 million, or 24%, compared to the prior year, primarily attributable to growth in custodian and securities lending activities, higher foreign exchange transaction fees, as well as business growth from existing clients and the acquisition of new clients. The increase also reflected the prospective reclassification of certain revenue items, which are offset in Non-interest expense.

Non-interest expense was up $30 million, or 9%, over the prior year. The increase largely reflected higher processing and staff costs at RBC Dexia IS commensurate with business growth, the full quarter of expenses of Flag, the inclusion of the AmSouth branches, and U.S. de novo branch openings. Higher costs associated with an increase in sales and service personnel in our banking branch network also contributed to the increase. These factors were largely offset by the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated expense.

Provision for credit losses was up $61 million from the prior year. The increase was largely attributable to higher impaired loans in our U.S. residential builder finance business, as well as in our commercial and retail loan portfolios, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions.

Q1 2008 vs. Q4 2007

Net income increased $10 million, or 48%, from the prior quarter, primarily attributable to solid business growth in RBC Dexia IS and our U.S. banking business. These factors were partially offset by higher costs in support of business growth in RBC Dexia IS.

Total revenue increased $30 million, or 7%, from a quarter ago, primarily attributable to RBC Dexia IS, reflecting growth in custodian and securities lending activities, and higher foreign exchange transaction fees. Banking revenue was also up largely due to a loss on the early redemption of trust preferred notes in the prior quarter.

Non-interest expense increased $15 million, or 4%, over the previous quarter. The increase largely reflected higher processing costs at RBC Dexia IS commensurate with business growth.

Provision for credit losses was relatively flat compared to the prior quarter. The U.S. housing market downturn and slowing U.S. economic conditions continued to weaken the credit quality of our U.S. banking loan portfolio.

18	Royal Bank of Canada First Quarter 2008

Capital Markets

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2008	2007	2007
Net interest income (1)	$351	$256	$56
Non-interest income	781	563	1,174
Total revenue (1)	$1,132	$819	$1,230
Non-interest expense	$734	$584	$738
Provision for (recovery of) credit losses	28	(2)	(8)
Net income before income taxes and non-controlling interest in subsidiaries (1)	$370	$237	$500
Net income	$304	$186	$396
Revenue by business
Global Markets	$603	$340	$800
Global Investment Banking and Equity Markets	434	408	390
Other	95	71	40
Selected average balances and other information (2)
Return on equity (3)	23.9%	15.4%	32.8%
Return on risk capital (3)	29.1%	19.3%	39.9%
Trading securities	$144,800	$146,400	$155,900
Loans and acceptances	36,600	32,600	27,300
Deposits	127,300	121,500	126,100

For the three months ended
Impact of US$ and British pound translation on selected items (C$ millions)	Q1 2008 vs. Q1 2007
Reduced total revenue	$104
Reduced non-interest expense	60
Reduced net income	24
Percentage change in average US$ equivalent of C$1.00 (4)	16%
Percentage change in average British pound equivalent of C$1.00 (4)	14%

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section in our 2007 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q1 2008 vs. Q1 2007

Net income decreased $92 million, or 23%, from a year ago primarily due to a writedown to fair value of $430 million related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S. CMBS business, and our U.S. ARS portfolio resulting from continued market disruption. This writedown had an impact of $187 million after-tax and related compensation adjustments and was offset by broad-based revenue growth in several other businesses that benefited from declining interest rates and increased market volatility, and a lower effective income tax rate.

Total revenue was down $98 million, or 8%, compared to the prior year, including an impact of $104 million due to the appreciation of the Canadian dollar against the U.S. dollar and British pound.

Global Markets revenue decreased $197 million, or 25%, mainly due to the writedown noted above. Weaker debt origination activity, mainly in the U.S., also contributed to the decrease. These factors were partially offset by higher trading revenue in our fixed income, foreign exchange and equity derivatives businesses driven by declining interest rates and increased market volatility, and a gain on the change in fair value of our liabilities designated as held-for-trading.

Global Investment Banking and Equity Markets revenue was up $44 million, or 11%, mostly due to stronger loan syndication activity, improved M&A activity mainly in the U.S. and increased lending activity. These factors were partially offset by weaker equity origination activity across most geographies and lower private equity distributions.

Other revenue increased $55 million from a year ago, largely due to gains associated with credit derivative contracts used to economically hedge our core lending portfolio reflecting the widening of credit spreads and improved results in our Global Financial Institutions business due to higher deposit balances.

Non-interest expense decreased $4 million, or 1%, from a year ago mainly due to the favourable impact of a stronger Canadian dollar on the translated value of U.S. dollar- and British pound-denominated expenses. Lower variable compensation was largely offset by higher costs in support of business growth, including increased system development and occupancy costs.

Provision for credit losses of $28 million compares to a recovery of credit losses of $8 million in the prior year.

Q1 2008 vs. Q4 2007

Net income increased $118 million, or 63% , from the prior quarter on solid revenue growth across most businesses. These factors were partially offset by increased variable compensation, a higher writedown to fair value and increased provision for credit losses.

Total revenue was up $313 million, or 38%, compared to last quarter, primarily due to higher trading revenue in our fixed income and foreign exchange businesses and higher loan syndication activity. These factors were partially offset by a higher writedown to fair value related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S. CMBS business, and our ARS portfolio, lower M&A activity across all geographies and weaker debt origination activity mainly in the U.S.

Non-interest expense increased $150 million, or 26%, mainly due to increased variable compensation and higher benefit costs due to seasonal impacts.

The provision for credit losses of $28 million compares to a recovery of credit losses of $2 million in the prior quarter.

Royal Bank of Canada First Quarter 2008	19

Corporate Support

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2008	2007	2007
Net interest income (1)	$(224)	$(215)	$(118)
Non-interest income	53	117	68
Total revenue (1)	$(171)	$(98)	$(50)
Non-interest expense	(11)	56	4
Recovery of credit losses	(20)	(20)	(22)
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(140)	$(134)	$(32)
Net (loss) income	$(33)	$38	$49
Selected average balances and other information (2)
Total assets	$(6,600)	$(7,600)	$(5,500)
Securitization
Total securitizations sold and outstanding (3)	17,574	17,889	16,446
New securitization activity in the period (4)	600	730	1,000
(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of adjustments related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends) recorded in Capital Markets. The amount for the three months ended January 31, 2008, was $132 million (October 31, 2007 – $117 million; January 31, 2007 – $70 million).
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgages and commercial mortgage securitization activity of Capital Markets.

Q1 2008

Net loss of $33 million primarily reflected a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated available-for-sale securities, which are non-monetary assets valued at historical foreign exchange rates for accounting purposes, and a writedown of a deferred tax asset to reflect the recent reduction of Canadian corporate income tax rates. These factors were partially offset by a gain on the change in fair value of our term deposit liabilities and subordinated debentures designated as held-for-trading as a result of the widening of our credit spreads and income tax amounts related to enterprise funding activities that were not allocated to the business segments.

Q4 2007

Net income of $38 million largely reflected income tax amounts which were mainly related to enterprise funding activities that were not allocated to the business segments. This factor was partially offset by higher capital taxes that were also not allocated to the business segments.

Q1 2007

Net income of $49 million mainly reflected income tax amounts which were largely related to enterprise funding activities not allocated to the business segments and gains related to securitization activity. Interest received on tax overpayments was also recorded in the period. These factors were partially offset by a $20 million after-tax cumulative adjustment recorded in the period for losses resulting from the change in fair value of certain derivatives that did not qualify for hedge accounting.

20	Royal Bank of Canada First Quarter 2008

Results by geographic segment (1)

	For the three months ended
	January 31 2008				October 31 2007				January 31 2007
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$3,940	$1,070	$637	$5,647	$4,099	$1,169	$347	$5,615	$3,711	$1,166	$821	$5,698
Net income	$1,015	$84	$146	$1,245	$1,230	$141	$(47)	$1,324	$923	$225	$346	$1,494
(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 30 of the 2007 Annual Report.

Q1 2008 vs. Q1 2007

Net income in Canada was $1,015 million, up $92 million, or 10%, compared to the prior year. This increase was primarily due to stronger loan syndication activity, a mark-to-market gain on our credit derivative contracts and improved trading results. Strong volume and balance growth in our banking and wealth management businesses also contributed to the increase. These factors were partially offset by increased costs in support of business growth, higher provisions for credit losses and the writedown of a deferred tax asset to reflect the recent reduction in Canadian corporate income tax rates this year.

U.S. net income of $ 84 million was down $141 million, or 63%, from the prior year largely reflecting higher provision for credit losses, which primarily reflected higher impaired loans in our U.S. residential builder finance business, and the negative impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings. A writedown to fair value related to losses in U.S. subprime, the investment portfolio supporting our U.S. Municipal GIC business, the U.S. CMBS business, and our U.S. ARS portfolio, and lower debt and equity origination activity also contributed to the decrease. These factors were partially offset by solid loan and deposit growth mainly reflecting a full quarter of results for Flag and the inclusion of the AmSouth branches.

Other international net income was $146 million, down $200 million, or 58%, from the prior year. This decrease was mainly due to lower trading results in certain fixed income businesses as a result of writedowns related to our exposure to certain monoline insurers. The prior year reflected a favourable adjustment related to the reallocation of certain foreign investment capital.

Q1 2008 vs. Q4 2007

Net income in Canada was down $215 million, or 17%, compared to the prior quarter, largely due to the prior quarter Visa restructuring gain, which was partially offset by a charge to increase the liability related to our credit card customer loyalty reward program in the prior quarter. Increased costs and higher provisions for credit losses also contributed to the decrease. These factors were partially offset by continued volume growth in our banking businesses, and improved trading results.

U.S. net income was down $57 million, or 40%, from the prior quarter, primarily reflecting weaker debt and equity origination activity, a higher writedown to fair value and increased variable compensation. The prior quarter reflected a gain on the sale of securities in our U.S. insurance operations.

Other international net income was up $193 million compared to the prior quarter. The increase was largely due to strong trading results and lower writedowns in the current quarter.

Financial condition

Selected balance sheet

	As at
	January 31	October 31	January 31
(C$ millions)	2008	2007	2007
Interest-bearing deposits with banks	$13,664	$11,881	$7,637
Securities	184,348	178,255	196,851
Assets purchased under reverse repurchase agreements and securities borrowed	76,419	64,313	67,744
Loans	247,209	239,429	219,718
Other assets	108,525	103,735	77,242
Total assets	632,761	600,346	571,615
Deposits	394,416	365,205	365,606
Other liabilities	204,232	201,284	172,261
Non-controlling interest in subsidiaries	1,523	1,483	1,799
Shareholders’ equity	25,025	24,439	23,458

Royal Bank of Canada First Quarter 2008	21

Q1 2008 vs. Q1 2007

Total assets were up $61 billion, or 11%, from a year ago, driven by growth across most asset categories, largely attributable to the impact of changes in market conditions on the mark-to-market value of derivatives and solid loan growth. An increase in securities purchased under reverse repurchase agreements and securities borrowed in support of business growth also contributed to the increase.

Interest-bearing deposits with banks increased $6 billion, or 79%, from the prior year, largely reflecting business growth in RBC Dexia IS, and an increase in short-term deposits from corporate accounts.

Securities were down $13 billion, or 6%, from a year ago. The decrease was largely attributable to a strategic reduction in our positions taking into account recent financial market volatility, and the impact of a stronger Canadian dollar on the translated value of U.S. dollar-denominated securities.

Assets purchased under reverse repurchase agreements and securities borrowed increased $9 billion, or 13%, from a year ago, in support of our equity and fixed income trading strategies.

Loans increased $27 billion, or 13%, from a year ago, reflecting growth across all portfolios. The largest growth was attributable to Canadian residential mortgages, which increased $15 billion, or 15%, and personal loans, largely driven by strong demand for home equity lending against a backdrop of continued solid Canadian housing market activities, relatively low interest rates in a historical context and low unemployment. Higher global corporate lending as a result of broad-based growth across all geographies also contributed to the increase.

Other assets were up $31 billion, or 40%, from the prior year. The increase was primarily attributable to derivative-related amounts, largely reflecting the impacts of a widening of credit spreads on credit protection purchased and lower interest rates on positions that receive fixed interests, and an increase in trading and client-related activity. These factors were partially offset by the impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated positions.

Deposits increased $29 billion, or 8%, from a year ago. The increase was largely due to higher business deposits, primarily reflecting our recent issuances of covered bonds and other notes for funding requirements and business growth. Higher personal deposits, largely attributable to the continued strong demand for our high-interest online savings account, also contributed to the increase.

Other liabilities rose $32 billion, or 19%, from last year, primarily attributable to derivative-related amounts, largely reflecting the impacts of a widening of credit spreads on credit protection sold and lower interest rates on positions that pay fixed interests, and an increase in trading and client-related activity. These factors were partially offset by the impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated positions.

Shareholders’ equity increased $2 billion, or 7%, over the prior year, largely reflecting our earnings net of dividends, and a $450 million issuance of preferred shares since last year.

Q1 2008 vs. Q4 2007

Total assets were up $32 billion, or 5%, from the prior quarter, driven by growth across most asset categories. The increase was largely attributable to securities purchased under reverse repurchase agreements and securities borrowed commensurate with business growth, and continued solid loan growth. The impact of changes in market conditions on the mark-to-market value of derivatives and a higher balance of securities also contributed to the increase.

Interest-bearing deposits with banks increased $2 billion, or 15%, from the prior quarter, largely reflecting business growth in RBC Dexia IS and a shift in our portfolio mix to higher yielding assets.

Securities were up $6 billion, or 3%, from the previous quarter, primarily attributable to an increase in fixed income securities in support of business growth and trading business.

Assets purchased under reverse repurchase agreements and securities borrowed increased $12 billion, or 19%, from the prior quarter, in support of equity and fixed income trading strategies.

Loans increased $8 billion, or 3%, from the prior quarter, reflecting increases across most portfolios. The largest growth was attributable to Canadian residential mortgages and personal loans, reflecting strong demand for home equity lending amid continued solid domestic market conditions. Growth in U.S. and domestic business loans also contributed to the increase.

Other assets were up $5 billion, or 5%, from the prior quarter, primarily attributable to derivative-related amounts, largely reflecting the impacts of lower interest rates on positions that receive fixed interests and a widening of credit spreads on credit protection purchased. These factors were partially offset by lower foreign exchange derivative-related amounts, reflecting movement in foreign exchange rates, as well as lower trading and client-related activity.

Deposits increased $29 billion, or 8%, from the prior quarter, largely attributable to an increase in interest-bearing deposits with banks in support of our funding requirements for trading and lending activities, and higher business deposits largely due to our recent issuances of covered bonds and other notes for funding requirements and business growth. Higher personal deposits, mainly driven by increased market volatility in other types of investments, and the continued strong demand for our high-interest online savings account, also contributed to the increase.

Other liabilities rose $3 billion, or 1%, from the previous quarter, primarily due to increased business activities in repurchase agreements and securities lending for funding requirements. The increase was also attributable to derivative-related amounts, primarily reflecting the impacts of lower interest rates on positions that pay fixed interests and a widening of credit spreads on credit protection sold. These factors were partially offset by lower foreign exchange derivative-related amounts, reflecting movement in foreign exchange rates and lower trading and client-related activity, as well as the payment of benefits due to seasonal impacts.

Shareholders’ equity increased $.6 billion, or 2%, over the prior quarter, reflecting earnings net of dividends.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.

For further details, refer to pages 80 to 104 of our 2007 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2007 Annual Report.

22	Royal Bank of Canada First Quarter 2008

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk. For further details related to how we manage credit risk, refer to pages 83 to 91 of our 2007 Annual Report.

Gross credit risk exposure

Our credit risk portfolio is classified as retail and wholesale, with gross exposure being categorized into Lending-related and other, and Trading-related.

Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor. For valuation information on loans and acceptances and contingent liabilities, refer to Notes 1, 2 and 27 of our 2007 Annual Report.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure. For further details related to repurchase and reverse repurchase agreements and derivative-related credit risk, refer to Notes 1 and 7 of our 2007 Annual Report.

Credit risk exposure by portfolio and sector

	As at
	January 31 2008
	Lending-related and other			Trading-related
	Loans and acceptances
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)
Residential mortgages (5)	$113,430	$3	$—	$—	$—	$113,433
Personal	49,991	39,171	62	—	—	89,224
Credit cards	8,772	19,326	—	—	—	28,098
Small business (6)	2,586	2,661	47	—	—	5,294
Retail	174,779	61,161	109	—	—	236,049
Business (7)
Agriculture	$5,479	$323	$24	$—	$13	$5,839
Automotive	3,440	1,800	129	—	249	5,618
Consumer goods	5,222	2,104	692	—	504	8,522
Energy	7,680	7,778	2,326	1	1,260	19,045
Non-bank financial services	4,395	5,811	3,865	74,312	7,711	96,094
Forest products	1,450	508	111	8	30	2,107
Industrial products	3,964	2,253	293	—	130	6,640
Mining and metals	2,425	1,055	550	64	629	4,723
Real estate and related	19,220	3,413	1,327	236	231	24,427
Technology and media	2,680	2,438	376	—	649	6,143
Transportation and environment	2,971	1,478	540	—	145	5,134
Other	20,457	6,466	7,650	4,008	16,389	54,970
Sovereign (8)	2,032	2,436	9,962	2,480	13,007	29,917
Bank (9)	2,715	3,756	53,961	100,275	24,388	185,095
Wholesale	84,130	41,619	81,806	181,384	65,335	454,274
Total exposure	$258,909	$102,780	$81,915	$181,384	$65,335	$690,323
(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Royal Bank of Canada First Quarter 2008	23

As at January 31, 2008, our gross credit risk exposure was $690 billion, with most of our exposure in loans and acceptances. Retail credit risk exposure was $236 billion, or 34%, of our total exposure. Our largest retail exposure was in residential mortgages and personal loans. Wholesale credit risk exposure was $454 billion, or 66%, of our total exposure. Our largest wholesale exposure was in the business portfolio, with the majority in the Non-bank financial services sector, and the bank portfolio.

Our credit portfolio remained well diversified across all geographical regions. The majority of our exposure was in Canada, followed by Other international and the U.S.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We purchase and sell credit protection for both trading and other than trading purposes. In instances where we purchase credit protection or have a positive fair value on a derivative, we are exposed to counterparty credit risk. Credit derivatives and the related credit risks are subject to the same credit approval, limit and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk. For a more detailed description of the types of credit derivatives we enter into, refer to Note 7 of our 2007 Annual Report, which also includes credit derivative-related information such as the notional amount by term to maturity, fair value and average fair value.

Trading credit derivatives

The majority of our credit derivative-related positions are entered into for trading purposes. These trading positions are generally equally split between purchased and sold protection. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk.

For a summary of significant market developments in the quarter affecting certain of our trading credit derivative positions purchased from monoline insurers, refer to the Financial performance section.

Q1 2008 vs. Q1 2007

The total notional value of trading credit derivatives was $408.4 billion, up $132.9 million, or 48%, from $275.6 billion a year ago. Total gross positive fair value (gross replacement cost before netting) increased $13.7 billion to $15.8 billion, from $2.1 billion last year, and total gross negative fair value of our trading credit derivatives increased $12.7 billion to $14.4 billion, from $1.7 billion a year ago. The increase largely reflected the widening of credit spreads and increased trading activity including the initiation of new trading strategies. The replacement cost after netting but before collateral increased $2.4 billion to $3.6 billion, from $1.2 billion a year ago, largely commensurate with the increase in trading activity. Over 90 % of our net exposure is to investment grade counterparties.

Q1 2008 vs. Q4 2007

The total notional value of trading credit derivatives was $408.4 billion, up $15.2 billion, or 4%, from $393.2 billion in the prior quarter. Total gross positive fair value (gross replacement cost before netting) was $15.8 billion, up $5.4 billion, or 52%, from $10.4 billion in the previous quarter, and total gross negative fair value of our trading credit derivatives was $14.4 billion, up $5 billion, or 54%, from $9.4 billion in the prior quarter. The increase was largely related to the continued widening of credit spreads. The replacement cost after netting but before collateral increased $.3 billion, or 9%, to $3.6 billion, from $3.3 billion in the previous quarter.

Other than trading credit derivatives

We also purchase and sell credit derivatives for other than trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. Our credit protection sold does not constitute a material portion of our overall credit exposure. The notional amount of other than trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor are they related to U.S. subprime related assets.

24	Royal Bank of Canada First Quarter 2008

Other than trading credit derivatives position (notional amount) (1)

	As at
	January 31	October 31	January 31
(C$ millions)	2008	2007	2007
Credit portfolio
Business
Automotive	$403	$379	$474
Energy	668	957	346
Non-bank financial services	842	1,161	558
Mining and metals	517	591	100
Real estate and related	426	413	—
Technology and media	33	10	12
Transportation and environment	354	335	252
Other	485	472	484
Sovereign (2)	332	220	—
Bank (3)	710	731	314
Net protection purchased	$4,770	$5,269	$2,540
Offsetting protection sold related to the same reference entity	237	261	327
Gross protection purchased	$5,007	$5,530	$2,867
Net protection sold (4)	$199	$186	$292
Offsetting protection purchased related to the same reference entity	237	261	327
Gross protection sold	$436	$447	$619
Gross protection purchased and sold	$5,443	$5,977	$3,486
(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at January 31, 2008 related to Consumer goods $72 million and Other $127 million (October 31, 2007 – Consumer goods $67 million and Other $119 million; January 31, 2007 – Consumer goods $79 million, Industrial products $38 million, Technology and media $12 million, Energy $8 million, Automotive $6 million and Other $149 million).

Q1 2008 vs. Q1 2007

The total notional value of other than trading credit derivatives was $5.4 billion, up $1.9 billion, or 56%, from $3.5 billion a year ago. Total other than trading credit derivatives protection purchased of $5.0 billion was up $2.1 billion, or 75%, from $2.9 billion in the prior year. The increase was broad-based across most sectors, with the largest growth in Real estate and related, Mining and metals, and Bank sectors to mitigate single-name concentration risks in our portfolio amid the ongoing downturn in the U.S. housing market and uncertainty in global financial markets. Our other than trading credit protection sold of $.4 billion was down $.2 billion, or 30%, from $.6 billion in the prior year, mainly related to the Industrial products and Technology and media sectors, largely reflecting the weakening credit environment.

Total gross positive fair value (gross replacement cost before netting) increased $94 million to $118 million, from $24 million in the prior year, and total gross negative fair value of our other than trading credit derivatives was $49 million, up $7 million, or 17%, from $42 million a year ago. The increase was largely related to the continued widening of credit spreads and the factors noted above.

Q1 2008 vs. Q4 2007

The total notional value of other than trading credit derivatives was $5.4 billion, down $.6 billion, or 9%, from $6 billion in the prior quarter, mainly reflecting the decrease in credit protection purchased. The decrease was mainly related to the Non-bank financial services and Energy sectors. Our credit protection sold of $436 million was down $11 million, or 2%, from $447 million in the previous quarter, mainly related to the Consumer goods and Other sectors.

Total gross positive fair value (gross replacement cost before netting) increased $82 million to $118 million, from $36 million last quarter, and total gross negative fair value of our other than trading credit derivatives was $49 million, up $19 million, or 63%, from $30 million in the prior quarter. The increase was largely related to the continued widening of credit spreads.

Credit quality performance

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2008	2007	2007
Gross impaired loans
Retail	$434	$388	$404
Wholesale	1,060	752	472
Total gross impaired loans	$1,494	$1,140	$876
Allowance for credit losses
Retail	$140	$120	$131
Wholesale	286	231	150
Specific allowance	$426	$351	$281
General allowance	1,244	1,221	1,253
Total allowance for credit losses	$1,670	$1,572	$1,534
Key credit quality ratios
Gross impaired loans as a % of loans and acceptances	.58%	.45%	.38%
Total net write-offs as a % of average net loans and acceptances	.33%	.32%	.27%

Royal Bank of Canada First Quarter 2008	25

Q1 2008 vs. Q1 2007

Gross impaired loans

Total gross impaired loans increased $618 million, or 71%, from a year ago, primarily reflecting higher impaired loans in our U.S. residential builder finance business, particularly in California, Georgia and Arizona, as well as in our U.S. commercial and retail loan portfolios, triggered by the downturn in the U.S. housing market and slowing U.S. economic conditions. As at January 31, 2008, we had $2.8 billion (US$2.8 billion) outstanding in our U.S. residential builder finance loan portfolio, down 18% (down 3% in U.S. dollars) since January 31, 2007. Higher impaired loans in our corporate lending and business loan portfolios also contributed to the increase.

Allowance for credit losses

Total allowance for credit losses was up $136 million, or 9%, from a year ago, reflecting an increase in specific allowance, largely driven by higher impaired loans in our U.S. residential builder finance business and U.S. commercial loan portfolio. The specific allowance for our corporate lending and business loan portfolios also increased due to higher impaired loans. These factors were partially offset by lower general allowance, largely reflecting the impact of a stronger Canadian dollar on the translated value of our U.S. dollar-denominated allowance.

Q1 2008 vs. Q4 2007

Gross impaired loans

Total gross impaired loans increased $354 million, or 31% , compared to the prior quarter, mainly due to higher impaired loans in our U.S. residential builder finance business, as well as in our U.S. commercial and retail loan portfolios amid the continued downturn in the U.S. housing market and slowing U.S. economic conditions. Higher impaired loans in our corporate lending and personal loan portfolios also contributed to the increase. These factors were partially offset by lower impaired loans in our business portfolio.

Allowance for credit losses

Total allowance for credit losses was up $98 million, or 6%, from the prior quarter. The increase was a result of higher specific and general allowances, largely due to a weakening in the credit quality of our U.S. residential builder finance business, and higher impaired loans in our U.S. commercial loan portfolio, reflecting the ongoing downturn in the U.S. housing market and slowing U.S. economic conditions. Higher specific allowance for our corporate lending portfolio due to increased impaired loans also contributed to the increase. These factors were partially offset by lower specific allowance for business loans.

Banking book equities

Banking book equities consist of positions in financial instruments held for investment purposes and which are not part of our trading book. They include both direct and indirect ownership interests, whether voting or non-voting, in the assets and income of an entity, that are neither consolidated nor deducted for regulatory capital purposes. Banking book equities consist of publicly traded and private equities, partnership units, venture capital, and holdings of derivative instruments tied to equity interests.

Basel II defines banking book equity exposures based on the economic substance of the transaction rather than the legal form or accounting treatment associated with the instrument. As such, differences exist in the identification of equity securities held in the banking book and those reported in Notes 1 to 3 of our 2007 Annual Report.

With reference to banking book equities reported on our unaudited Interim Consolidated Balance Sheets, the majority are classified as available-for-sale, with the remainder classified as investments in associated corporations under other assets and non-equity (debt) securities.

Equities held in the banking book are subject to credit risk capital requirements as prescribed by the OSFI under Basel II.

The following table summarizes our banking book equity exposure and net unrealized gains or losses on the portfolio.

As at
(C$ millions)	January 31 2008
Public	$1,813
Private	1,300
Total banking book equity exposures (1)	$3,113
Accumulated net unrealized losses for regulatory purposes (2)	$(48)
(1)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor.
(2)	This amount represents unrealized losses net of income taxes.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 92 to 95 of our 2007 Annual Report.

Trading market risk

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets.

We use measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. For further details, refer to pages 92 to 95 of our 2007 Annual Report. Our policies, processes and methodologies have not changed materially from those stated in our 2007 Annual Report.

The following table shows our global VaR for total trading activities by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

26	Royal Bank of Canada First Quarter 2008

Global VaR

	January 31, 2008				October 31, 2007		January 31, 2007
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at January 31	High	Average	Low	As at October 31	Average	As at January 31	Average
Equity	$11	$28	$15	$9	$8	$10	$9	$9
Foreign exchange	3	5	2	1	4	3	1	1
Commodities	2	2	2	1	2	1	1	1
Interest rate	20	24	21	17	20	19	16	16
Credit specific	6	7	5	4	3	4	2	2
Diversification	(20)	n.m.	(21)	n.m.	(19)	(16)	(10)	(10)
Global VaR	$22	$32	$24	18	$18	$21	$19	$19
n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the quarter and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Q1 2008 vs. Q1 2007

Average global VaR for the quarter of $24 million was up compared to $19 million a year ago. The increase largely reflected an increase in both Equity and Interest rate risk as a result of both increased trading activity and market volatility. These increases were partially offset by an increase in the diversification effect, which rose to 47% from 34% a year ago.

Q1 2008 vs. Q4 2007

Average global VaR for the quarter of $24 million was up compared to $21 million in the previous quarter. This increase was primarily due to increased equity trading activity.

The global VaR at the end of the quarter of $22 million was up from $18 million at the end of last quarter largely reflecting an increase in equity trading activity and Credit specific risk.

Trading revenue

During the quarter there were nine days with net trading losses, two of which related primarily to writedowns in the value of protection purchased related to U.S. subprime exposures of $201 million. The remaining net trading loss days, which include the remainder of the $430 million of lossing arising from market disruption were largely attributable to significant volatility experienced in the equity and credit markets throughout the quarter and did not exceed the global VaR for each respective day.

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of our balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity on a value and earnings basis.

More information about our market risk management policies and processes associated with our non-trading activities is detailed on pages 92 to 95 of our 2007 Annual Report. Our policies and procedures have not changed materially from those stated in our 2007 Annual Report.

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. Over the quarter, our interest rate risk exposure was well within our target level.

Market risk measures  – Non-trading banking activities

	January 31 2008						October 31 2007		January 31 2007
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(466)	$(30)	$(496)	$47	$6	$53	$(440)	$54	$(508)	$83
100bp decrease in rates	401	(15)	386	(80)	(7)	(87)	309	(111)	377	(143)
(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Royal Bank of Canada First Quarter 2008	27

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.

For further details related to how we manage operational risk, refer to pages 95 to 96 of our 2007 Annual Report.

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due. Our liquidity and funding management framework is designed to protect us against this risk under both normal and contemplated stress conditions. Our liquidity and funding management framework is discussed in more detail on pages 96 to 98 of our 2007 Annual Report.

Despite challenges presented by continuing global market volatility during the quarter, there have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since November 29, 2007. We believe our liquidity and funding position is sound and adequate to execute our strategy. There are no known trends, demands, commitments or events that are currently expected to materially change our current liquidity and funding position.

Credit ratings

The following table presents our major credit ratings as at February 28, 2008, which remain unchanged from November 29, 2007.

As at February 28, 2008 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable
(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short-term and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	January 31 2008					October 31 2007	January 31 2007
(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$18,640	$17,911	$13,730	$3,676	$53,957	$51,540	$45,030
Covered bonds	—	—	2,984	1,866	4,850	—	—
Subordinated debentures	—	125	—	5,740	5,865	6,235	6,807
	$18,640	$18,036	$16,714	$11,282	$64,672	$57,775	$51,837
(1)	Amounts represent principal only and exclude accrued interest.

28	Royal Bank of Canada First Quarter 2008

Capital management

Capital management framework

We actively manage our balance sheet to maintain strong capital ratios and high credit ratings while providing strong returns to our shareholders. Our capital management framework provides policies for defining, measuring, raising and investing capital in a co-ordinated and consistent manner. For further details, refer to pages 71 to 77 of our 2007 Annual Report.

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements.

Basel II

As a result of the OSFI’s adoption of new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, effective November 1, 2007, Canadian banks are required to calculate and report their regulatory capital ratios under new measurement standards. Under Basel II, we have adopted the Advanced Internal Ratings Based (AIRB) Approach for credit risk and, initially, the Standardized Approach for operational risk. Market risk capital calculations remain largely unchanged from Basel I.

As part of the transition to Basel II, the OSFI has allowed for staged implementation of the AIRB Approach for credit risk, including:

•	permission for RBC Centura Bank to use the Standardized Approach for credit risk through fiscal 2010
•	an extension for RBC Dexia IS to begin reporting under the AIRB Approach later in 2008, and
•

exemptions include exposures in our Caribbean banking operations for which credit risk is reported under the Basel II Standardized Approach on the basis that such portfolios and entities in applicable jurisdictions are non-material to RBC (currently defined as 1% of the total balance sheet amount and credit equivalent amount and 1% of RAA under Basel I, with aggregate exposures in the exemption category not exceeding 10% of the above-noted criteria).

Basel II has resulted in capital requirements that differ from those calculated under Basel I. For the most part, this reflects a shift in calculation methodology for risk-adjusted assets (RAA) from prescribed risk weights to using parameters that are more closely aligned with our internal assessment and measurement of risk. As Basel II is applied on a prospective basis, comparability to historical data and capital ratios reported under Basel I is difficult. For additional details on Basel II, refer to pages 76 to 77 of our 2007 Annual Report.

Risk-adjusted assets

Our RAA as calculated under Basel II are not directly comparable to RAA calculated previously under Basel I due to several factors, including:

•

Under the Basel II AIRB Approach for credit risk, banks rely on their own internal estimates for risk components in determining their capital requirements and equivalent RAA for a given exposure. This is in contrast to the use of industry-wide prescribed rates under Basel I

•	Basel II incorporates a specific charge for operational risk that was not required under Basel I, and
•	The asset class definitions have changed significantly and are more differentiated under Basel II.

Basel II has introduced a transitional capital floor adjustment. The OSFI required four quarters of parallel run data for all AIRB banks consistent with Basel II rules. Where banks did not fully meet the four quarters, a 100% of Basel I floor is required until those four quarters have been met. Subsequent to that, a 90% floor will apply for at least four quarters.

Royal Bank of Canada First Quarter 2008	29

	As at January 31, 2008
	Exposure (1)	Average of risk weights (2)	Risk-adjusted assets
(C$ millions, except percentage amounts)			Standardized Approach	Advanced Approach	Other (3)	Total (4)
Credit risk (5)
Lending-related and other
Residential mortgages	$78,615	7%	$619	$5,267	$—	$5,886
Other retail (Personal, Credit cards and Small business treated as retail)	127,691	24%	6,638	23,707	—	30,345
Business (Corporate, Commercial, Medium-sized enterprises and Non-bank financial institutions)	132,284	56%	23,713	50,848	—	74,561
Sovereign (Government)	14,430	13%	500	1,419	—	1,919
Bank	60,432	14%	6,142	2,087	—	8,229
Total lending-related and other	$413,452	29%	$37,612	$83,328	—	$120,940
Trading-related
Repo-style transactions	181,384	2%	667	3,488	—	4,155
Over-the-counter derivatives	65,335	37%	11,143	12,912	—	24,055
Total trading-related	$246,719	11%	$11,810	$16,400	—	$28,210
Total lending-related and other and trading-related	660,171	23%	49,422	99,728	—	149,150
Banking book equities (6)	3,113	93%	—	2,898	—	2,898
Securitization exposures	77,065	9%	647	6,190	—	6,837
Regulatory scaling factor (7)	n.a.	n.a.	n.a.	6,529	—	6,529
Other risk-adjusted assets (3)	106,085	22%	n.a.	n.a.	23,069	23,069
Total credit risk (3)	$846,434	22%	$50,069	$115,345	$23,069	$188,483
Market risk (8)
Interest rate			$2,229	$1,133	—	$3,362
Equity			187	1,627	—	1,814
Foreign exchange			140	21	—	161
Commodities			11	6	—	17
Specific risk			11,865	1,851	—	13,716
Total market risk			$14,432	$4,638	—	$19,070
Operational risk (9)			$29,942	n.a.	n.a.	$29,942
Total risk-adjusted assets	$846,434		$94,443	$119,983	$23,069	$237,495
Transitional risk-adjustment prescribed by the OSFI (10)						3,711
Total transitional risk-adjusted assets						$241,206
(1)	Total exposure represents exposure at default which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(2)	Represents the average of counterparty risk weights within a particular category.
(3)	For credit risk, portfolios using the Standardized and AIRB Approach represented 27% and 61%, respectively, of RAA. The remaining 12% represents Balance sheet assets not included in Standardized or AIRB Approaches.
(4)	The minimum capital requirements for each category can be calculated by multiplying the total RAA by 8%.
(5)	For credit risk, a majority of our portfolios use the AIRB Approach and the remainder use a Standardized Approach. For further details, refer to pages 82 to 83 of the Risk management section in our 2007 Annual Report.
(6)	The amount of available-for-sale securities held in the banking book that were “grandfathered” under Basel II, and thus are subject to a 100% risk weighting until the end of 2017, was $1,260 million for the quarter ended January 31, 2008.
(7)	The scaling factor represents a calibration adjustment of 6% as prescribed by the OSFI under the Basel II framework and is applied to RAA amounts for credit risk assessed under the AIRB Approach.
(8)	For market risk RAA measurement, we use an internal models approach where we have obtained regulatory approval, and a standardized approach for products yet to be approved. For further details, refer to pages 92 to 93 of the Risk management section in our 2007 Annual Report.
(9)	For operational risk, we use the Standardized Approach. For further details, refer to pages 82 to 83 of the Risk management section in our 2007 Annual Report.
(10)	Transitional adjustment as prescribed by the OSFI Capital Adequacy Requirements guideline Section 1.7.
n.a.	not applicable

Q1 2008 vs. Q1 2007

RAA were down $1 billion from a year ago, due primarily to the adoption of the AIRB Approach for Credit risk under Basel II, largely in residential mortgages and retail lending and were partially offset by the new charge for Operational risk and higher asset balances.

Under Basel I, RAA of $260 billion were up $17.7 billion from a year ago, largely due to business growth.

Q1 2008 vs. Q4 2007

Overall, RAA were down $6 billion from the previous quarter, primarily due to the adoption of the AIRB Approach for Credit risk under Basel II, largely in residential mortgages and retail lending. This decrease was partially offset by the new capital charge for Operational risk, an increase in Market risk RAA reflecting higher trading activities and increased market volatility, and higher asset balances.

Under Basel I, RAA of $260 billion were up $12.3 billion from the previous quarter, primarily due to business growth and the favourable impact of a weaker Canadian dollar on the translated value of the U.S. dollar-denominated assets.

30	Royal Bank of Canada First Quarter 2008

RAA under Basel I

The following table provides the historical RAA calculation as at October 31, 2007 and January 31, 2007 under Basel I.

	As at
	October 31, 2007			January 31, 2007
(C$ millions, except percentage amounts) (1)	Balance sheet amount	Average of risk weights (2)	Risk-adjusted balance	Balance sheet amount	Average of risk weights (2)	Risk-adjusted balance
Balance sheet assets
Cash and deposits with banks	$16,107	18%	$2,852	$12,150	15%	$1,839
Securities
Issued or guaranteed by Canadian or other OECD (3) governments	16,858	—	52	19,975	—	35
Other	161,591	6%	9,495	176,718	6%	10,191
Residential mortgages (4)
Insured	27,994	1%	355	29,510	1%	346
Conventional	81,713	40%	32,885	68,984	42%	28,798
Other loans and acceptances (4)
Issued or guaranteed by Canadian or other OECD (3) governments	32,577	17%	5,651	19,462	16%	3,017
Other	171,422	69%	118,723	177,917	65%	115,764
Other assets	92,100	11%	10,487	66,730	16%	10,356

	$600,362		$180,500	$571,446		$170,346

	Credit equivalent amount (5)			Credit equivalent amount (5)
Off-balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit	$19,758	60%	$11,807	$21,034	70%	$14,764
Documentary and commercial letters of credit	100	78%	78	135	85%	115
Securities lending (6)	36,187	3%	962	45,534	8%	3,468
Commitments to extend credit	21,954	85%	18,752	20,323	86%	17,549
Liquidity facilities	4,826	98%	4,746	4,985	100%	4,985

	$82,825		$36,345	$92,011		$40,881

Derivatives (7)	57,973	25%	14,457	47,987	25%	12,097

Total off-balance sheet financial instruments	$140,798		$50,802	$139,998		$52,978

Total specific and general market risk			$16,333			$18,966

Total risk-adjusted assets			$247,635			$242,290

(1)	Calculated using guidelines issued by the OSFI.
(2)	Represents the average of counterparty risk weights within a particular category.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	Amounts are shown net of allowance for loan losses.
(5)	The amount of credit exposure attributable to an off-balance sheet financial instrument, derived from the notional value of the exposure.
(6)	In 2007, we implemented a new risk system that enables clearer identification of these balances, resulting in a lower risk-adjusted balance.
(7)	Excludes non-trading credit derivatives given guarantee treatment for credit risk capital purposes.

Regulatory capital and capital ratios

The adoption of Basel II introduced changes in the components of eligible regulatory capital. Significant changes include:

•

General allowances for credit losses on portfolios subject to the Standardized Approach can be included in Tier 2 capital up to a limit of 1.25% of the RAA of those portfolios. For portfolios subject to the AIRB Approach, the treatment depends on whether allowances are more or less than expected losses. In the former case, the difference is included in Tier 2 capital up to a limit of .6% of the AIRB portfolio’s credit RAA. In the latter case, the difference is deducted half from Tier 1 capital and the other half from Tier 2 capital. Under Basel I, general allowances were included in Tier 2 capital up to a maximum of .875% of total RAA.

•

Securitization-related increases in equity, for example, gains on sale, are deducted from Tier 1 capital. Other securitization-related deductions are made 50% from Tier 1 capital and 50% from Tier 2 capital. Previously, these deductions were made from Total capital.

Royal Bank of Canada First Quarter 2008	31

The components of regulatory capital and our regulatory capital ratios are shown in the following table.

	Basel II	Basel I
	As at
(C$ millions, except percentage amounts)	January 31 2008	October 31 2007	January 31 2007
Tier 1 capital (1)
Common equity (2)	$23,058	$22,272	$21,802
Non-cumulative preferred shares	2,344	2,344	1,895
Innovative Capital Instruments	3,500	3,494	3,339
Other non-controlling interest in subsidiaries	27	25	30
Goodwill (3)	(4,897)	(4,752)	(4,803)
Substantial investments (4)	(8)
Securitization-related deductions (5)	(224)
Expected loss in excess of allowance – AIRB Approach	(235)
Other	(1)
Total Tier 1 capital	$23,564	$23,383	$22,263
Tier 2 capital (1)
Permanent subordinated debentures	$789	$779	$813
Non-permanent subordinated debentures (6)	5,094	5,473	6,046
Innovative Capital Instruments (excess over 15% of Tier 1)	—	—	146
Trust subordinated notes	1,027	1,027	—
General allowance	377	1,221	1,253
Accumulated net unrealized gains on available-for-sale equity securities (7)	—	105	135
Substantial investments (4)	(376)
Investment in insurance subsidiaries	(2,922)
Securitization-related deductions (8)	(204)
Expected loss in excess of allowance – AIRB Approach	(236)
Total Tier 2 capital	$3,549	$8,605	$8,393
Substantial investments	—	(309)	(492)
Investment in insurance subsidiaries	—	(2,912)	(2,930)
First-loss facility	—	(196)	(199)
Total capital (1)	$27,113	$28,571	$27,035
Capital ratios
Tier 1 capital	9.8%	9.4%	9.2%
Total capital	11.2%	11.5%	11.2%
(1)	As defined in the guidelines issued by the OSFI. Basel I and Basel II calculations are not directly comparable.
(2)	This amount is Shareholders’ equity less preferred shares of $2,050 million plus other items not included in regulatory capital of $83 million.
(3)	Basel II goodwill deduction reflects total consolidated goodwill. Basel I goodwill deduction reflects consolidated goodwill net of insurance goodwill.
(4)	Under Basel II, substantial investment deductions are made 50% from each of Tier 1 and Tier 2 capital. Currently, there is a transitional provision until October 31, 2008, to deduct substantial investments held prior to December 31, 2006 in full from Tier 2 capital. Under Basel I, these investments were deducted from Total capital.
(5)	Securitization deduction from Tier 1 capital consists of Seller ‘s interest in residential mortgages of $88 million and credit cards of $24 million, and securitizations purchased as an investor of $112 million.
(6)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included at their amortized value.
(7)	As prescribed by the OSFI, certain components of Accumulated other comprehensive income are included in the determination of regulatory capital. Accumulated net foreign currency translation adjustments are included in Tier 1 capital. Net unrealized fair value losses on available-for-sale equities are deducted in the determination of Tier 1 capital while net unrealized fair value gains on available-for-sale equities are included in Tier 2A capital.
(8)	Securitization deduction from Tier 2 capital consists of Seller ‘s interest in residential mortgages of $88 million and credit cards of $4 million, and securitizations purchased as an investor of $112 million.

Q1 2008 vs. Q1 2007

As at January 31, 2008, the Tier 1 capital ratio was 9.8% and the Total capital ratio was 11.2%.

The Tier 1 capital ratio was up 60 bps from a year ago. The increase was largely due to the decrease in RAA, strong internal capital generation from earnings and the issuance of $450 million of preferred shares.

The Total capital ratio was unchanged from a year ago. The decrease in RAA and the issuance of $1 billion of trust subordinated notes was largely offset by the net redemption of $913 million of subordinated debt.

Under Basel I, our Tier 1 and Total capital ratios were 9.2% and 11.0%, respectively. The Tier 1 capital ratio was unchanged from the previous year while the Total capital ratio was down 20 bps from the previous year, primarily due to higher RAA, which were partially offset by our earnings growth.

Q1 2008 vs. Q4 2007

The Tier 1 capital ratio was up 40 bps from the previous quarter due to the decrease in RAA and internal capital generation from earnings.

The Total capital ratio was down 30 bps from the previous quarter due primarily to the redemption of $500 million of subordinated debentures and the change in treatment of the general allowance under Basel II.

Under Basel I, the Tier 1 capital ratio of 9.2% was down 20 bps from the previous quarter, largely due to business growth and was partially offset by internal capital generation. The Total capital ratio of 11.0% was down 50 bps, primarily due to higher RAA and the redemption of $500 million of subordinated debt.

32	Royal Bank of Canada First Quarter 2008

Selected capital management activity

For the three months ended
(C$ millions)	January 31 2008
Dividends
Common	$638
Preferred	24
Common shares issued (1)	32
Repurchase of common shares – normal course issuer bid	55
Repurchase and redemption of debentures	500
(1)	Represents cash received for stock options exercised during the quarter.

Q1 2008

Tier 1

Effective November 1, 2007, we renewed our normal course issuer bid (NCIB) for one year, to purchase, for cancellation, up to 20 million common shares. During the quarter, we repurchased 1.1 million of our common shares for $55 million under our NCIB.

Tier 2

On January 22, 2008, we redeemed all of our outstanding $500 million subordinated debentures due January 22, 2013, at par value plus accrued interest.

For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Share data and dividends

	As at
	January 31 2008
(C $ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Dividends declared per share
First Preferred (1)
Non-cumulative Series N	12,000	$300	$.29
Non-cumulative Series W	12,000	300	.31
Non-cumulative Series AA	12,000	300	.28
Non-cumulative Series AB	12,000	300	.29
Non-cumulative Series AC	8,000	200	.29
Non-cumulative Series AD	10,000	250	.28
Non-cumulative Series AE	10,000	250	.28
Non-cumulative Series AF	8,000	200	.28
Non-cumulative Series AG	10,000	250	.28
Total First Preferred		$2,350
Common shares outstanding	1,276,635	$7,328	$.50
Treasury shares – preferred	(290)	(6)
Treasury shares – common	(2,622)	(119)
Stock options
Outstanding	27,086
Exercisable	22,368
(1)	As at January 31, 2008, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 6,453,000. As at January 31, 2008, the First Preferred Shares Series W was not yet convertible. The other preferred shares do not have conversion options.

As at February 22, 2008, the number of outstanding common shares and stock options were 1,293,176,000 and 26,914,000, respectively. As at February 22, 2008, the number of Treasury shares – preferred and Treasury shares – common were 101,000 and 2,343,000, respectively.

Economic Capital

Economic Capital is our own quantification of risks associated with business activities. Economic Capital is attributed to each business segment in proportion to assessed risks in each business segment.

For further details, refer to page 75 of our 2007 Annual Report.

	For the three months ended
(C$ millions average balances)	January 31 2008	October 31 2007	January 31 2007
Credit risk	$7,400	$7,100	$6,550
Market risk (trading and non-trading)	1,300	2,550	2,650
Operational risk	2,750	2,600	2,750
Business and fixed asset risk	2,050	2,000	2,000
Insurance risk	150	150	150
Risk capital	$13,650	$14,400	$14,100
Goodwill and intangibles	5,450	5,450	5,400
Economic Capital	$19,100	$19,850	$19,500
Unattributed capital (1)	3,650	2,600	1,950
Common equity	$22,750	$22,450	$21,450
(1)	Unattributed capital is reported in the Corporate Support segment.

Q1 2008 vs. Q1 2007

Economic Capital decreased $.4 billion from a year ago, largely due to lower Market risk (non-trading) capital as a result of methodology changes related to Interest rate risk reflecting changes in the measurement of total return and offsets between our insurance and banking operations. This decrease was partially offset by an increase in Credit risk resulting from methodology changes and business growth.

Q1 2008 vs. Q4 2007

Economic Capital decreased $.8 billion from the previous quarter, largely due to a decrease in Market risk (non-trading) capital from methodology changes related to Interest rate risk. This decrease was partially offset by increases in Credit due to methodology changes and Operational risks due to business growth.

Royal Bank of Canada First Quarter 2008	33

Subsidiary capital

Management of consolidated capital is a key objective for us as the amount of capital deployed in subsidiaries has grown. For details on our subsidiary capital management framework, refer to page 76 of our 2007 Annual Report.

The following table provides the Tier 1 and Total capital ratios of our significant banking subsidiary, RBC Centura Bank.

Capital ratios of our significant banking subsidiary

	As at
	January 31 2008	October 31 2007	January 31 2007
RBC Centura Bank (1), (2)
Tier 1 capital to risk – adjusted assets	10.4%	10.7%	11.1%
Total capital to risk – adjusted assets	12.8%	13.0%	12.5%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As RBC Centura Bank’s fiscal year runs from January 1 to December 31, the quarterly ratios shown are as at December 31, 2007, September 30, 2007 and December 31, 2006, respectively.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 77 to 80 of our 2007 Annual Report.

Securitizations

We periodically securitize our credit card loans and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. Through the use of certain financial instruments, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets.

During the first quarter of 2008, we securitized $2.6 billion of domestic residential mortgages, of which $1.2 billion were sold and the remaining $1.4 billion were retained. We also securitized and sold $.2 billion of commercial mortgages. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Guarantees

In the normal course of business, we provide to third parties guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements. As at January 31, 2008, we had $40 billion in backstop liquidity facilities related to asset-backed commercial paper programs, of which 96% were committed to RBC-administered conduits. Refer to Note 27 of our 2007 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2007. For further information, refer to Note 29 of our 2007 Annual Report.

34	Royal Bank of Canada First Quarter 2008

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	(C$ millions)	January 31 2008	October 31 2007	January 31 2007
	Assets

	Cash and due from banks	$4,187	$4,226	$3,878
	Interest-bearing deposits with banks	13,664	11,881	7,637
	Securities
	Trading	151,230	148,246	169,030
	Available-for-sale	33,118	30,009	27,821
		184,348	178,255	196,851
	Assets purchased under reverse repurchase agreements and securities borrowed	76,419	64,313	67,744
	Loans
	Retail	174,779	169,462	154,333
	Wholesale	72,430	69,967	65,385
		247,209	239,429	219,718
	Allowance for loan losses	(1,591)	(1,493)	(1,455)
		245,618	237,936	218,263
	Other
	Customers’ liability under acceptances	11,700	11,786	10,011
	Derivatives	73,345	66,585	42,226
	Premises and equipment, net	2,277	2,131	1,917
	Goodwill	4,897	4,752	4,932
	Other intangibles	625	628	699
	Other assets	15,681	17,853	17,457
		108,525	103,735	77,242
		$632,761	$600,346	$571,615
	Liabilities and shareholders’ equity

	Deposits
	Personal	$121,351	$116,557	$117,867
	Business and government	229,598	219,886	198,796
	Bank	43,467	28,762	48,943
		394,416	365,205	365,606
	Other
	Acceptances	11,700	11,786	10,011
	Obligations related to securities sold short	44,312	44,689	46,361
	Obligations related to assets sold under repurchase agreements and securities loaned	40,522	37,033	41,117
	Derivatives	74,127	72,010	43,971
	Insurance claims and policy benefit liabilities	7,558	7,283	7,948
	Other liabilities	26,013	28,483	22,853
		204,232	201,284	172,261
	Subordinated debentures	5,865	6,235	6,807
	Trust capital securities	1,400	1,400	1,385
	Preferred share liabilities	300	300	299
	Non-controlling interest in subsidiaries	1,523	1,483	1,799
	Shareholders’ equity
	Preferred shares	2,050	2,050	1,600
	Common shares (shares issued – 1,276,634,851; 1,276,260,033 and 1,275,949,848)	7,328	7,300	7,216
	Contributed surplus	267	235	255
Treasury shares	– preferred (shares held – 290,100; 248,800 and 141,300)	(6)	(6)	(3)
	– common (shares held – 2,622,469; 2,444,320 and 3,108,319)	(119)	(101)	(114)
	Retained earnings	18,698	18,167	16,264
	Accumulated other comprehensive income (loss)	(3,193)	(3,206)	(1,760)
		25,025	24,439	23,458
		$632,761	$600,346	$571,615

Royal Bank of Canada First Quarter 2008	35

Consolidated Statements of Income (unaudited )

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Interest income
Loans	$3,930	$3,895	$3,530
Securities	1,810	1,891	1,861
Assets purchased under reverse repurchase agreements and securities borrowed	934	887	875
Deposits with banks	150	141	161
	6,824	6,814	6,427
Interest expense
Deposits	3,492	3,568	3,306
Other liabilities	1,077	1,130	1,184
Subordinated debentures	81	85	87
	4,650	4,783	4,577
Net interest income	2,174	2,031	1,850
Non-interest income
Insurance premiums, investment and fee income	841	887	820
Investment management and custodial fees	433	412	370
Mutual fund revenue	375	373	354
Trading revenue	366	134	803
Securities brokerage commissions	333	324	323
Service charges	324	330	318
Underwriting and other advisory fees	216	301	288
Foreign exchange revenue, other than trading	166	139	122
Card service revenue	159	43	149
Credit fees	108	74	60
Securitization revenue	66	39	91
Net (loss) gain on sale of available-for-sale securities	(20)	(24)	48
Other	106	552	102
Non-interest income	3,473	3,584	3,848
Total revenue	5,647	5,615	5,698
Provision for credit losses	293	263	162
Insurance policyholder benefits, claims and acquisition expense	616	637	516
Non-interest expense
Human resources	1,992	1,839	2,007
Equipment	268	267	244
Occupancy	214	226	198
Communications	161	203	156
Professional fees	134	157	120
Outsourced item processing	77	75	74
Amortization of other intangibles	22	24	22
Other	252	302	246
	3,120	3,093	3,067
Income before income taxes	1,618	1,622	1,953
Income taxes	343	255	435
Net income before non-controlling interest	1,275	1,367	1,518
Non-controlling interest in net income of subsidiaries	30	43	24
Net income	$1,245	$1,324	$1,494
Preferred dividends	(24)	(24)	(16)
Net income available to common shareholders	$1,221	$1,300	$1,478
Average number of common shares (in thousands)	1,273,862	1,273,005	1,274,354
Basic earnings per share (in dollars)	$.96	$1.02	$1.16
Average number of diluted common shares (in thousands)	1,286,595	1,287,442	1,293,085
Diluted earnings per share (in dollars)	$.95	$1.01	$1.14
Dividends per share (in dollars)	$.50	$.50	$.40

36	Royal Bank of Canada First Quarter 2008

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Comprehensive income
Net income	$1,245	$1,324	$1,494
Other comprehensive income, net of taxes
Net unrealized gains on available-for-sale securities	10	48	26
Reclassification of losses on available-for-sale securities to income	10	10	13
	20	58	39
Unrealized foreign currency translation gains (losses)	1,010	(2,107)	879
Reclassification of (gains) losses on foreign currency translation to income	—	(1)	(40)
Net foreign currency translation (losses) gains from hedging activities	(696)	1,370	(623)
	314	(738)	216
Net (losses) gains on derivatives designated as cash flow hedges	(323)	(110)	17
Reclassification of losses on derivatives designated as cash flow hedges to income	2	3	17
	(321)	(107)	34
Other comprehensive income (loss)	13	(787)	289
Total comprehensive income	$1,258	$537	$1,783

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Preferred shares
Balance at beginning of period	$2,050	$2,050	$1,050
Issued	—	—	700
Redeemed for cancellation	—	—	(150)
Balance at end of period	2,050	2,050	1,600
Common shares
Balance at beginning of period	7,300	7,283	7,196
Issued	34	18	63
Purchased for cancellation	(6)	(1)	(43)
Balance at end of period	7,328	7,300	7,216
Contributed surplus
Balance at beginning of period	235	235	292
Renounced stock appreciation rights	(2)	(1)	(2)
Stock-based compensation awards	27	2	(39)
Other	7	(1)	4
Balance at end of period	267	235	255
Treasury shares – preferred
Balance at beginning of period	(6)	(3)	(2)
Sales	4	1	2
Purchases	(4)	(4)	(3)
Balance at end of period	(6)	(6)	(3)
Treasury shares – common
Balance at beginning of period	(101)	(116)	(180)
Sales	7	42	102
Purchases	(25)	(27)	(36)
Balance at end of period	(119)	(101)	(114)
Retained earnings
Balance at beginning of period	18,167	17,517	15,771
Transition adjustment – Financial instruments (1)	—	—	(86)
Net income	1,245	1,324	1,494
Preferred share dividends	(24)	(24)	(16)
Common share dividends	(638)	(637)	(511)
Premium paid on common shares purchased for cancellation	(49)	(14)	(371)
Issuance costs and other	(3)	1	(17)
Balance at end of period	18,698	18,167	16,264
Accumulated other comprehensive income (loss)
Transition adjustment – Financial instruments (1)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(45)	(65)	39
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,893)	(3,207)	(1,788)
Gains and losses on derivatives designated as cash flow hedges	(210)	111	34
Balance at end of period	(3,193)	(3,206)	(1,760)
Retained earnings and Accumulated other comprehensive income	15,505	14,961	14,504
Shareholders’ equity at end of period	$25,025	$24,439	$23,458

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1 to the Consolidated Financial Statements of our 2007 Annual Report.

Royal Bank of Canada First Quarter 2008	37

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Cash flows from operating activities
Net income	$1,245	$1,324	$1,494
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	293	263	162
Depreciation	121	117	102
Business realignment payments	(5)	(7)	(17)
Future income taxes	(183)	59	(161)
Amortization of other intangibles	22	24	22
Gain on sale of premises and equipment	(4)	(4)	(4)
(Gain) loss on loan securitizations	(22)	2	(37)
Loss (gain) on sale of available-for-sale securities	20	24	(48)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	275	(251)	611
Net change in accrued interest receivable and payable	99	(65)	3
Current income taxes	(1,535)	662	(41)
Derivative assets	(6,760)	(12,306)	(4,497)
Derivative liabilities	2,117	13,882	1,877
Trading securities	(2,984)	15,661	(11,181)
Net change in brokers and dealers receivable and payable	1,416	(48)	(1,684)
Other	(434)	230	(122)
Net cash (used in) from operating activities	(6,319)	19,567	(13,521)
Cash flows from investing activities
Change in interest-bearing deposits with banks	(1,783)	(1,722)	2,865
Change in loans, net of loan securitizations	(10,579)	(10,496)	(11,136)
Proceeds from loan securitizations	1,405	1,667	1,753
Proceeds from sale of available-for-sale securities	463	518	2,301
Proceeds from maturity of available-for-sale securities	4,926	5,283	3,841
Purchases of available-for-sale securities	(7,135)	(7,354)	(5,595)
Net acquisitions of premises and equipment	(267)	(194)	(195)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(12,106)	12,870	(8,366)
Net cash used in acquisitions	(9)	—	(573)
Net cash (used in) from investing activities	(25,085)	572	(15,105)
Cash flows from financing activities
Change in deposits	29,211	(11,120)	20,459
Repayment of subordinated debentures	(500)	—	(489)
Issue of preferred shares	—	—	700
Redemption of preferred shares for cancellation	—	—	(150)
Issuance costs	—	—	(17)
Issue of common shares	32	16	57
Purchase of common shares for cancellation	(55)	(15)	(414)
Sales of treasury shares	11	43	104
Purchase of treasury shares	(29)	(31)	(39)
Dividends paid	(661)	(613)	(530)
Dividends / distributions paid by subsidiaries to non-controlling interests	(30)	3	(31)
Change in obligations related to assets sold under repurchase agreements and securities loaned	3,489	(2,809)	14
Change in obligations related to securities sold short	(377)	(6,468)	8,109
Change in short-term borrowings of subsidiaries	161	258	228
Net cash from (used in) financing activities	31,252	(20,736)	28,001
Effect of exchange rate changes on cash and due from banks	113	(268)	102
Net change in cash and due from banks	(39)	(865)	(523)
Cash and due from banks at beginning of period	4,226	5,091	4,401
Cash and due from banks at end of period	$4,187	$4,226	$3,878
Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,891	$4,714	$4,839
Amount of income taxes paid in period	$1,504	$189	$293

38	Royal Bank of Canada First Quarter 2008

Notes to the Interim Consolidated Financial Statements (unaudited ) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2007, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007, and the accompanying notes included on pages 117 to 176 in our 2007 Annual Report to shareholders (2007 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1:    Significant accounting policies

Significant accounting changes

Capital Disclosures and Financial Instruments –

Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replaced Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revised and enhanced its disclosure requirements, and continued its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Note 2:    Fair values of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument subject to the liquidation adjustments referred to below. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data with an adjustment to reflect uncertainty and to ensure that financial instruments are reported at fair values. Based on our assessment we believe that using possible alternative assumptions to fair value such financial instruments will not result in significantly different fair values.

For certain financial instruments where market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market, liquidity adjustments are factored into the determination of their fair values. Liquidity adjustments are also calculated to reflect the cost of unwinding a larger than normal market size risk position.

All of our derivatives transactions are accounted for on a fair value basis. We record valuation adjustments that represent the fair value of the credit risk of our derivative portfolios in order to ascertain their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are recalculated regularly for all of our derivative portfolios. Changes to credit valuation adjustments are recorded in current period income.

A net gain of $4 million, representing the change in fair values estimated based on valuation techniques using input parameters that are not supported by observable market data, was recognized in net income for the quarter ended January 31, 2008.

The unrealized gain or loss at inception for financial instruments is recognized in net income only if the fair value of the instrument is (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same, (ii) based on a valuation technique that uses observable market inputs, or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with third party(ies). Unrealized gain or loss at inception is the difference between the transaction price and its fair value on the trade date. For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at inception is deferred. The deferred gain or loss is recognized when (i) unobservable market inputs become observable to support the fair value of the transaction, (ii) the risks associated with the original contract are fully offset by another contract(s) with third party(ies), (iii) the gain or loss is realized through receipt or payment of cash, or (iv) the transaction is terminated early or on maturity.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

The following table summarizes changes in the aggregate amount of deferred unrealized gains or losses at inception for financial instruments for the quarter ended January 31, 2008.

Deferred unrealized gains not yet recognized in net income as at November 1, 2007	$186
Add: Deferred unrealized losses arising during the period	(2)
Less: Deferred gains reclassified to net income during the period	4
Deferred unrealized gains as at January 31, 2008	$180

The deferred unrealized gains and losses at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and insurance and pension derivatives.

Royal Bank of Canada First Quarter 2008	39

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of carrying and fair values for each classification of financial instruments as at January 31, 2008 and October 31, 2007:

	As at January 31, 2008
	Carrying value and fair value of
	Financial instruments required to be classified as held-for- trading	Financial instruments designated as held-for-trading	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities (1)	Available- for-sale instruments measured at cost (2)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$131,498	$19,732	$—	$—	$—	$151,230	$151,230
Available-for-sale (3)	—	—	31,833	—	1,285	33,118	33,118
Total securities	$131,498	$19,732	$31,833	$—	$1,285	$184,348	$184,348
Assets purchased under reverse repurchase agreements and securities borrowed	$—	$28,434	$—	$47,985	$—	$76,419	$76,419
Loans
Retail	$—	$—	$—	$174,081	$—	$174,081	$174,081
Wholesale	—	3,668	—	67,869	—	71,537	71,537
Total loans	$—	$3,668	$—	$241,950	$—	$245,618	$245,618
Other
Derivatives	$73,345	$—	$—	$—	$—	$73,345	$73,345
Other assets	—	172	—	22,074	—	22,246	22,246
Financial liabilities
Deposits
Personal	$—	$2,284	$—	$119,067	$—	$121,351	$121,351
Business and government	—	53,660	—	175,938	—	229,598	229,598
Bank	—	15,418	—	28,049	—	43,467	43,467
Total deposits	$—	$71,362	$—	$323,054	$—	$394,416	$394,416
Other
Obligations related to securities sold short	$44,312	$—	$—	$—	$—	$44,312	$44,312
Obligations related to assets sold under repurchase agreements and securities loaned	—	25,108	—	15,414	—	40,522	40,522
Derivatives	74,127	—	—	—	—	74,127	74,127
Other liabilities	—	—	—	34,079	—	34,079	34,079
Subordinated debentures	—	82	—	5,783	—	5,865	5,865
Trust capital securities	—	—	—	1,400	—	1,400	1,400
Preferred share liabilities	—	—	—	300	—	300	300
(1)	The fair value is not materially different than the carrying value.
(2)	Includes the nominal value of our Held-to-maturity investments, which are carried at amortized cost.
(3)	Loan substitutes are classified as Available-for-sale securities.

40	Royal Bank of Canada First Quarter 2008

	As at October 31, 2007
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for- trading	Financial instruments designated as held-for- trading	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available- for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$129,408	$18,838	$—	$—	$—	$—	$148,246	$148,246
Available-for-sale (2)	—	—	28,811	—	—	1,198	30,009	30,009
Total securities	$129,408	$18,838	$28,811	$—	$—	$1,198	$178,255	$178,255
Assets purchased under reverse repurchase agreements and securities borrowed	$—	$25,522	$—	$38,791	$38,791	$—	$64,313	$64,313
Loans
Retail	$—	$—	$—	$168,782	$168,375	$—	$168,782	$168,375
Wholesale	—	3,235	—	65,919	65,910	—	69,154	69,145
Total loans	$—	$3,235	$—	$234,701	$234,285	$—	$237,936	$237,520
Other
Derivatives	$66,585	$—	$—	$—	$—	$—	$66,585	$66,585
Other assets	—	164	—	24,653	24,653	—	24,817	24,817
Financial liabilities
Deposits
Personal	$—	$851	$—	$115,706	$115,609	$—	$116,557	$116,460
Business and government	1,639	56,751	—	161,496	161,217	—	219,886	219,607
Bank	—	5,668	—	23,094	23,095	—	28,762	28,763
Total deposits	$1,639	$63,270	$—	$300,296	$299,921	$—	$365,205	$364,830
Other
Obligations related to securities sold short	$44,689	$—	$—	$—	$—	$—	$44,689	$44,689
Obligations related to assets sold under repurchase agreements and securities loaned	—	24,086	—	12,947	12,947	—	37,033	37,033
Derivatives	72,010	—	—	—	—	—	72,010	72,010
Other liabilities	—	—	—	36,232	36,262	—	36,232	36,262
Subordinated debentures	—	77	—	6,158	6,427	—	6,235	6,504
Trust capital securities	—	—	—	1,400	1,476	—	1,400	1,476
Preferred share liabilities	—	—	—	300	300	—	300	300
(1)	Includes the nominal value of our Held-to-maturity investments, which are carried at amortized cost.
(2)	Loan substitutes are classified as Available-for-sale securities.

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at January 31, 2008. We measure the change in fair value of loans and receivables designated as held-for-trading due to change in credit risk as the difference between (i) the value of the instrument as at January 31, 2008 using a yield curve adjusted for changes in the risk-free rate, and (ii) the value at the beginning of the period.

Loans and receivables designed as held for-trading	Carrying amount of loans and receivables designated as held-for- trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,877	$3,877	$—	$—	$—	$—	$—
Assets purchased under reverse repurchase agreements and securities borrowed	28,434	28,434	—	—	—	—	—
Loans – Wholesale	3,668	3,243	(56)	(74)	1,597	38	56
Total	$35,979	$35,554	$(56)	$(74)	$1,597	$38	$56
(1)	The cumulative change is measured from the latter of November 1, 2006 or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada First Quarter 2008	41

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts. In order to determine the change during a quarter in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument’s contractual cash flows using rates as at the beginning of the quarter: first, using an observed discount rate that reflects RBC’s credit spread and again, using a rate that excludes RBC’s credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	January 31, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits
Personal	$2,348	$2,284	$(64)	$(5)	$(11)
Business and government	53,722	53,660	(62)	(123)	(197)
Bank	15,428	15,418	(10)	—	(1)
Total term deposits	$71,498	$71,362	$(136)	$(128)	$(209)
Obligations related to assets sold under repurchase agreements and securities loaned	$25,110	$25,108	$(2)	$—	$—
Subordinated debentures	94	82	(12)	(8)	(15)
Total	$96,702	$96,552	$(150)	$(136)	$(224)
(1)	The cumulative change attributable to changes in our credit spread is measured from the latter of November 1, 2006 or the initial recognition of the liabilities designated as held-for-trading.

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in “within 1 year” are deposits payable on demand and deposits payable after notice. Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal; these are primarily chequing accounts. Deposits payable after notice include all deposits for which we can legally require notice of withdrawal; these are primarily savings accounts.

Deposits

	As at
	January 31 2008	October 31 2007
Within 1 year	$329,330	$308,708
1 to 2 years	18,666	17,484
2 to 3 years	18,024	15,290
3 to 4 years	9,942	9,501
4 to 5 years	11,315	8,552
Over 5 years	7,139	5,670
	$394,416	$365,205

Note 3:    Unrealized losses on Available-for-sale securities

The following table presents the unrealized losses on Available-for-sale securities.

	As at
	January 31 2008			October 31 2007
	Amortized cost	Unrealized losses	Fair value	Amortized cost	Unrealized losses	Fair value (1)
U.S. government debt
State, municipal and agencies	$631	$32	$599	$1,151	$52	$1,099
Mortgage-backed securities	2,096	81	2,015	2,714	51	2,663
Asset-backed securities	923	59	864	1,421	67	1,354
Corporate debt and other debt	2,037	99	1,938	2,742	101	2,641
Equities	889	112	777	532	32	500
Loan substitute securities	220	10	210	220	4	216
	$6,796	$393	$6,403	$8,780	$307	$8,473
(1)	The comparative fair values have been revised from those previously presented; these revisions have no impact on our Consolidated Balance Sheet.

42	Royal Bank of Canada First Quarter 2008

The unrealized losses for mortgage-backed securities, asset-backed securities, corporate debt and other debt were due to interest rate changes and widening of credit spreads caused by recent disruption in the financial markets, weakening of the U.S. housing market, credit rating downgrades of certain securities in the marketplace, and appreciation of the Canadian dollar against the U.S. dollar. However, given that a substantial portion of these securities are investment-grade securities and we have the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity, we believe it is probable that we will be able to recover the principal amount of these securities according to their contractual terms. Accordingly, we do not consider these securities to be other-than-temporarily impaired as at January 31, 2008.

Unrealized losses on equity securities are primarily due to declining equity markets, foreign exchange movements or the early years in the business cycle of the investees for certain investments. We do not consider these securities to be other-than-temporarily impaired as at January 31, 2008, as we have the intent and ability to hold them for a reasonable period of time until they recover their fair values.

We hold collateral, such as mortgages, and other credit enhancements, such as guarantees and credit derivatives, as security for Available-for-sale securities.

Impairment loss recognized

During the first quarter of 2008, $28 million of impairment losses on available-for-sale securities that we deemed to be other-than-temporary were recognized in net income.

Note 4: Allowance for loan losses and impaired loans

Allowance for loan losses

	As at January 31, 2008						As at October 31 2007
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages (2)	$15	$(2)	$—	$3	$1	$17	$15
Personal	96	(112)	18	110	1	113	96
Credit cards	—	(78)	13	65	—	—	—
Small business (3)	9	(9)	2	9	(1)	10	9
	$120	$(201)	$33	$187	$1	$140	$120
Wholesale
Business (2), (4)	$231	$(49)	$7	$94	$3	$286	$231
Sovereign (5)	—	—	—	—	—	—	—
Bank (6)	—	—	—	—	—	—	—
Specific allowances	$351	$(250)	$40	$281	$4	$426	$351
General allowance (7)	1,221	—	—	12	11	1,244	1,221
Total allowance for credit losses	$1,572	$(250)	$40	$293	$15	$1,670	$1,572
Allowance for off-balance sheet and other items (8)	(79)	—	—	—	—	(79)	(79)
Total allowance for loan losses	$1,493	$(250)	$40	$293	$15	$1,591	$1,493
(1)	Primarily represent the translation impact of foreign currency-denominated allowance for loan losses.
(2)	The comparative numbers reflect a reclassification of $8 million in each of the allowance for credit losses and the provision for credit losses from the U.S. retail residential mortgage portfolio to the U.S. wholesale real estate and related portfolio.
(3)	Includes small business exposure managed on a pooled basis.
(4)	Includes small business exposure managed on an individual client basis.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7)	Includes $79 million (October 31, 2007 – $79 million) related to off-balance sheet and other items.
(8)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

The following are loans that are past due but not classified as impaired because they are either (i) less than 90 days past due or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears. The table excludes the category of loans that are “less than 31 days” past due as we are in the process of conforming the reporting by our businesses of “less than 31 days” past due, including the different grace periods beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Loans past due but not impaired

	As at January 31, 2008
	31-90 days	> 90 days	Total
Retail	$1,239	$215	$1,454
Wholesale	217	9	226
Total	$1,456	$224	$1,680

Royal Bank of Canada First Quarter 2008	43

Impaired loans (1)

	As at
	January 31, 2008			October 31, 2007
	Gross	Specific allowance	Net	Net
Retail
Residential mortgages (2)	$213	$(17)	$196	$165
Personal	200	(113)	87	93
Small business (3)	21	(10)	11	10
	$434	$(140)	$294	$268
Wholesale
Business (2), (4)	$1,060	$(286)	$774	$521
Sovereign (5)	—	—	—	—
Bank (6)	—	—	—	—
	$1,060	$(286)	$774	$521
Total	$1,494	$(426)	$1,068	$789
(1)	Average balance of gross impaired loans was $1,317 million (October 31, 2007 – $959 million).
(2)	The comparative numbers reflect a reclassification of $22 million (gross impaired loans of $30 million, net of specific allowances of $8 million) from the U.S. retail residential mortgage portfolio to the U.S. wholesale real estate and related portfolio.
(3)	Includes small business exposure managed on a pooled basis.
(4)	Includes small business exposure managed on an individual client basis.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

The principal collateral and other credit enhancements we hold as security for loans include (i) mortgages over residential lots and properties, (ii) recourse to business assets such as premises, real estate, equipment, inventory and accounts receivable, (iii) recourse to the commercial real estate properties being financed, and (iv) recourse to liquid assets, guarantees and securities.

During the quarter ended January 31, 2008, we acquired $13 million of assets in respect of problem loans (quarters ended October 31, 2007 – $22 million, January 31, 2007 – $3 million). The related reduction in the Allowance for credit losses was nominal (quarters ended October 31, 2007 and January 31, 2007 – nominal).

Note 5:    Securitizations

Securitization activity for the three months ended (1)

	January 31 2008 (2)		October 31 2007 (2)		January 31 2007 (2)
	Commercial mortgage loans (3)	Canadian residential mortgage loans (4), (5)	Commercial mortgage loans (3)	Canadian residential mortgage loans (4), (5)	Commercial mortgage loans (3)	Canadian residential mortgage loans (4), (5)
Securitized and sold	$166	$1,250	$365	$1,333	$320	$1,438
Net cash proceeds received	156	1,240	310	1,310	326	1,427
Asset-backed securities purchased	9	—	47	—	—	—
Retained rights to future excess interest	—	33	—	29	—	42
Pre-tax (loss) gain on sale	(1)	23	(8)	6	6	31
(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any credit card loans during the period.
(3)	During the quarter ended January 31, 2008, the net cash proceeds received represent gross proceeds of $165 million (quarter ended October 31, 2007 – $357 million) less funds used to purchase notes of $9 million (quarter ended October 31, 2007 – $47 million). The principal value of the notes was $10 million (October 31, 2007 – $48 million). We did not purchase any notes as part of our securitization activities for the quarter ended January 31, 2007.
(4)	Canadian insured residential mortgage loans securitized during the quarter through the creation of mortgage-backed securities and retained as at January 31, 2008 were $1,383 million (October 31, 2007 – $2,168 million, January 31, 2007 – $956 million). These securities are carried at fair value.
(5)	All Canadian residential mortgage loans securitized are insured.

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended January 31, 2008 are summarized below.

Key assumptions (1), (2)

	Canadian residential mortgage loans
	Variable rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	4.86	4.22
Payment rate	28.00%	13.39%
Expected spread, net of credit losses	.80	1.05
Expected credit losses	n.a.	n.a.
Discount rate	4.07%	4.34%

(1)	All rates are annualized.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
n.a.	not applicable

In addition to the above securitization transactions, we sold US$109 million (C$128 million) of participation interests in commercial mortgage mezzanine notes to third-party investors at their principal amounts during the first quarter of 2007. None were sold during the first quarter of 2008.

44	Royal Bank of Canada First Quarter 2008

Note 6: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at January 31, 2008				As at October 31, 2007
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Financial assets
Derivative financial instruments (1)	$276	$574	$100	$72,395	$390	$268	$856	$65,071
Financial liabilities
Derivative financial instruments (1)	$565	$116	$157	$73,289	$206	$166	$5	$71,633
Non-derivative financial instruments (2)	—	448	4,576	n.a.	—	472	4,307	n.a.
(1)	All derivative instruments are carried at fair value.
(2)	Non-derivative financial instruments are carried at amortized cost.
n.a.	not applicable

Hedge activities

	For the three months ended January 31, 2008
	Net losses included in Non-interest income	Net losses included in Net interest income		After-tax unrealized (losses) gains included in OCI
Fair value hedges
Ineffective portion	$(1)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	(7)		n.a.		n.a.
Effective portion	n.a.		n.a.		(323)
Reclassified to income during the quarter (1)	n.a.		(3)		n.a.
Net investment hedges
Foreign currency gains	n.a.		n.a.		1,010
Losses from hedges	n.a.		n.a.		(696)
	$(8)		$(3)		$(9)
(1)	After-tax equivalent amount of $2 million was reclassified from AOCI.
n.a.	not applicable

Impairment losses of $164 million pertaining to counterparties’ credit risk on derivative assets were recognized during the quarter ended January 31, 2008.

Fair value of derivative instruments by term to maturity

	As at				As at
	January 31, 2008				October 31, 2007
(C$ millions)	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$19,809	$26,231	$26,522	$72,562	$65,568
Derivative liabilities (2)	20,826	30,372	22,151	73,349	71,422
(1)	Excludes margin requirements of $783 million (October 31, 2007 – $1,017 million).
(2)	Excludes market and credit valuation adjustments of $778 million (October 31, 2007 – $588 million).

Note 7: Significant acquisitions

U.S. & International Banking

In December 2007, we completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited. This joint venture provides certain corporate finance and advisory, investment management, stock brokerage, share registrar and transfer agency, pension and mutual fund administration services. The acquisition is not material to U.S. & International Banking.

On September 6, 2007, RBC Centura Banks, Inc. announced the signing of a definitive merger agreement pursuant to which RBC Centura Banks, Inc. agreed to acquire Birmingham-based Alabama National BanCorporation, parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia. This transaction was completed on February 22, 2008.

Pending acquisition

U.S. & International Banking

On October 2, 2007, we and the RBTT Financial Group (RBTT) announced an agreement to combine our Caribbean retail banking operations with RBTT’s through the acquisition of RBTT for a total purchase price of TT$13.8 billion (C$2.2 billion as at January 31, 2008). RBTT is a Caribbean-owned banking and financial services group which offers a complete range of banking and financial intermediate services to customers in Trinidad and Tobago and the Caribbean. The acquisition is subject to customary closing conditions, including approval by the Trinidad and Tobago and Canadian regulators and RBTT shareholders. This transaction is expected to close by the middle of 2008.

Royal Bank of Canada First Quarter 2008	45

Note 8: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended
	January 31 2008	October 31 2007	January 31 2007
Pension benefit expense	$86	$88	$91
Other post-employment benefit expense	28	21	27

Note 9: Variable interest entities

Covered Bonds

We launched a €15 billion global Covered Bond program (the Program) and formed RBC Covered Bond Guarantor Limited Partnership (Guarantor LP) to guarantee the principal and interest payments under the Program. Guarantor LP is a Variable Interest Entity (VIE) under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities. We provided Guarantor LP with a loan to purchase mortgages and their related security from us. Further, we act as the interest rate swap counterparty with Guarantor LP to hedge its interest rate risk. We consolidate Guarantor LP as we are exposed to a majority of the variability of its assets. As at January 31, 2008, mortgages of $17.4 billion held by Guarantor LP are reported as Retail Loans on our Consolidated Balance Sheet.

Auction rate notes

In the first quarter of 2008, we purchased notes in entities which funded their investments in student loans by issuing senior and subordinated notes. Principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent to these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process. These entities are VIEs in which we either have a significant variable interest or of which we are considered the Primary Beneficiary. As at January 31, 2008, total assets of these VIEs were $8.6 billion and our note investments in them totalled $3.7 billion.

Note 10: Significant capital and funding transactions

On January 22, 2008, we redeemed all outstanding 6.10% subordinated debentures due January 22, 2013, for 100% of their principal amount plus accrued interest to the redemption date.

Effective November 1, 2007, we renewed our Normal Course Issuer Bid for one year to purchase for cancellation up to 20 million of our common shares through the facilities of the Toronto Stock Exchange. During the quarter, we purchased 1.1 million common shares at an average cost of $49.50 per common share.

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and the amortization of premiums and discounts arising on their acquisition or issuance. Included in

Non-interest income is $321 million representing the increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended January 31, 2008 (quarters ended October 31, 2007 – decreased by $116 million, January 31, 2007 – increased by $792 million).

	For the three months ended
	January 31 2008	October 31 2007	January 31 2007
Net interest income (expense)	$95	$26	$(151)
Non-interest income	366	134	803
Total	$461	$160	$652

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $144 million (October 31, 2007 – increased by $380 million, January 31, 2007 – decreased by $38 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended January 31, 2008:

• Net fee income of $777 million, which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading.

• Net fee income of $1,333 million arising from trust and other fiduciary activities.

• Nominal net gains and losses arising from financial instruments measured at amortized cost.

46	Royal Bank of Canada First Quarter 2008

Note 12: Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three months ended
	January 31 2008	October 31 2007	January 31 2007
Net unrealized gains on available-for-sale securities	$9	$36	$18
Reclassification of losses on available-for-sale securities to income	6	5	8
Net foreign currency translation (losses) gains from hedging activities	(335)	701	(352)
Net (losses) gains on derivatives designated as cash flow hedges	(156)	(58)	9
Reclassification of losses on derivatives designated as cash flow hedges to income	1	1	8
Total income taxes (recovery)	$(475)	$685	$(309)

Note 13: Earnings per share

	For the three months ended
	January 31 2008	October 31 2007	January 31 2007
Basic earnings per share
Net income	$1,245	$1,324	$1,494
Preferred share dividends	(24)	(24)	(16)
Net income available to common shareholders	$1,221	$1,300	$1,478
Average number of common shares (in thousands)	1,273,862	1,273,005	1,274,354

Basic earnings per share	$.96	$1.02	$1.16

Diluted earnings per share
Net income available to common shareholders	$1,221	$1,300	$1,478
Average number of common shares (in thousands)	1,273,862	1,273,005	1,274,354
Stock options (1)	10,122	11,956	14,581
Issuable under other stock-based compensation plans	2,611	2,481	4,150
Average number of diluted common shares (in thousands)	1,286,595	1,287,442	1,293,085

Diluted earnings per share	$.95	$1.01	$1.14
(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the quarter ended January 31, 2008, we excluded from the calculation of diluted earnings per share 2,964,950 average options outstanding with an average exercise price of $54.25 (quarters ended October 31, 2007 – 1,834,928 average options outstanding with an average exercise price of $55.06, January 31, 2007 – 994,391 average options outstanding with an exercise price of $54.99), as the exercise price of these options was greater than the average market price of our common shares.

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The following table summarizes significant guarantees that we have provided to third parties:

	As at
	January 31 2008		October 31 2007		January 31 2007
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1), (2)	$76,576	$4,860	$70,242	$2,657	$48,802	$253
Backstop liquidity facilities (3)	43,403	39	43,066	41	38,601	32
Stable value products (2)	19,285	—	17,369	—	19,570	—
Financial standby letters of credit and performance guarantees (4)	17,499	64	16,661	57	16,632	57
Credit enhancements	4,917	29	4,814	30	4,809	26
Mortgage loans sold with recourse	208	—	230	—	218	—
(1)	The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets.
(2)	The notional amount of the contract approximates the maximum potential amount of future payments.
(3)	On January 18, 2008, one of the RBC-administered multi-seller asset-backed commercial paper conduit programs drew down US$1,079 million (C$1,083 million) of our backstop liquidity facilities. These loans are included in Wholesale Loans – Business on our Consolidated Balance Sheet.
(4)	The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets.

Royal Bank of Canada First Quarter 2008	47

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at January 31, 2008, RBC Dexia IS securities lending indemnifications totalled $67,668 million (October 31, 2007 – $ 63,462 million,

January 31, 2007 – $46,944 million); we are exposed to 50% of this amount.

Refer to Note 27 of our 2007 audited Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The carrying values of assets pledged against liabilities are shown in the following tables:

	As at
	January 31 2008	October 31 2007
Cash and due from banks	$649	$305
Interest-bearing deposits with banks	3,402	3,443
Loans	6,866	1,733
Securities	50,908	51,695
Assets purchased under reverse repurchase agreements	42,648	40,698
Other assets	1,326	1,132
	$105,799	$99,006

	As at
	January 31 2008	October 31 2007
Assets pledged to:
Foreign governments and central banks	$1,872	$1,981
Clearing systems, payment systems and depositories	1,743	1,772
Assets pledged in relation to:
Securities borrowing and lending	36,411	34,881
Obligations related to securities sold under repurchase agreements	47,592	48,479
Derivative transactions	9,554	8,502
Covered bonds	5,231	—
Other	3,396	3,391
	$105,799	$99,006

Collateral

As at January 31, 2008, the approximate market value of collateral that may be sold or repledged by us was $128 billion (October 31, 2007 – $122.4 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $55.2 billion (October 31, 2007 – $56.5 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales. These transactions are conducted under terms and conditions that are customary to borrowing and lending activities.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). In addition, Royal Bank of Canada and certain related entities have been named as defendants in several other Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such a manner as we believe to be in our best interests. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, and the current difficult litigation environment. Although it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, during the fourth quarter of 2005, we established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million). We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs, notwithstanding the provision established in the fourth quarter of 2005. We will continue to vigorously defend ourselves in these cases.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

48	Royal Bank of Canada First Quarter 2008

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			U.S. & International Banking
	Q1/08	Q4/07	Q1/07	Q1/08	Q4/07	Q1/07	Q1/08	Q4/07	Q1/07
Net interest income	$1,687	$1,642	$1,547	$112	$109	$108	$248	$239	$257
Non-interest income	1,561	1,811	1,534	841	877	884	237	216	188
Total revenue	3,248	3,453	3,081	953	986	992	485	455	445
Provision for (recovery of) credit losses	214	212	182	—	1	—	71	72	10
Insurance policyholder benefits, claims and acquisition expense	616	637	516	—	—	—	—	—	—
Non-interest expense	1,331	1,359	1,275	688	731	702	378	363	348
Net income (loss) before income taxes	1,087	1,245	1,108	265	254	290	36	20	87
Income taxes (recoveries)	325	346	337	84	74	79	3	(3)	18
Non-controlling interest	—	—	—	—	—	—	2	2	2
Net income (loss)	$762	$899	$771	$181	$180	$211	$31	$21	$67
Less: Preferred dividends	8	9	6	2	2	2	3	4	2
Net income (loss) available to common shareholders	$754	$890	$765	$179	$178	$209	$28	$17	$65
Total average assets (1)	$237,400	$228,900	$212,300	$16,000	$17,400	$16,900	$40,200	$39,400	$37,500

Quarterly earnings

	Capital Markets (2)			Corporate Support (2)			Total
	Q1/08	Q4/07	Q1/07	Q1/08	Q4/07	Q1/07	Q1/08	Q4/07	Q1/07
Net interest income	$351	$256	$56	$(224)	$(215)	$(118)	$2,174	$2,031	$1,850
Non-interest income	781	563	1,174	53	117	68	3,473	3,584	3,848
Total revenue	1,132	819	1,230	(171)	(98)	(50)	5,647	5,615	5,698
Provision for (recovery of) credit losses	28	(2)	(8)	(20)	(20)	(22)	293	263	162
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	616	637	516
Non-interest expense	734	584	738	(11)	56	4	3,120	3,093	3,067
Net income (loss) before income taxes	370	237	500	(140)	(134)	(32)	1,618	1,622	1,953
Income taxes (recoveries)	53	26	96	(122)	(188)	(95)	343	255	435
Non-controlling interest	13	25	8	15	16	14	30	43	24
Net income (loss)	$304	$186	$396	$(33)	$38	$49	$1,245	$1,324	$1,494
Less: Preferred dividends	5	5	4	6	4	2	24	24	16
Net income (loss) available to common shareholders	$299	$181	$392	$(39)	$34	$47	$1,221	$1,300	$1,478
Total average assets (1)	$339,200	$319,400	$297,700	$(6,600)	$(7,600)	$(5,500)	$626,200	$597,500	$558,900
(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The results of Capital Markets are reported on a taxable equivalent basis (teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. The elimination of the teb gross-up amounts is included in Corporate Support. The teb adjustment for the quarter ended January 31, 2008 was $132 million (quarters ended October 31, 2007 – $117 million, January 31, 2007 – $70 million).

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and to reflect the way it is managed. This approach ensures that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results. Refer to Note 30 of our 2007 audited Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

During the first quarter of 2008, we enhanced our Economic Capital methodologies and parameters. This has mainly resulted in a decrease of capital for market risk allocated to our business segments and to an increase of capital for credit risk allocated to our Capital Markets segment. This revision had no impact on the comparative periods presented.

Royal Bank of Canada First Quarter 2008	49

Note 16: Nature and extent of risks arising from financial instruments

We are exposed to the following risks as a result of holding financial instruments: credit risk, market risk, liquidity and funding risk. The following is a description of those risks and how we manage our exposure to them.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk.

Risk measurement

Our credit risk portfolio is classified as wholesale and retail, and we employ different risk measurement processes for each portfolio. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. We use a two-dimensional rating system for both wholesale and retail credit exposures.

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions: borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor, and loss given default (LGD), which represents the portion of exposure at default expected to be lost when an obligor defaults.

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Retail portfolios are managed on a pooled basis, where each pool consists of exposures that possess similar homogeneous characteristics. The credit exposure of each pool is assessed along two dimensions: probability of default, which is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon, and LGD.

Our gross credit risk exposure is categorized into Lending-related and other, and Trading-related. Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.

Credit quality performance

Refer to Note 4 for additional information on the credit quality performance of our loans.

Credit risk exposure by portfolio and sector

	As at
	January 31 2008
	Lending-related and other			Trading-related
	Loans and acceptances
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)
Residential mortgages (5)	$113,430	$3	$—	$—	$—	$113,433
Personal	49,991	39,171	62	—	—	89,224
Credit cards	8,772	19,326	—	—	—	28,098
Small business (6)	2,586	2,661	47	—	—	5,294
Retail	174,779	61,161	109	—	—	236,049
Business (7)
Agriculture	$5,479	$323	$24	$—	$13	$5,839
Automotive	3,440	1,800	129	—	249	5,618
Consumer goods	5,222	2,104	692	—	504	8,522
Energy	7,680	7,778	2,326	1	1,260	19,045
Non-bank financial services	4,395	5,811	3,865	74,312	7,711	96,094
Forest products	1,450	508	111	8	30	2,107
Industrial products	3,964	2,253	293	—	130	6,640
Mining and metals	2,425	1,055	550	64	629	4,723
Real estate and related	19,220	3,413	1,327	236	231	24,427
Technology and media	2,680	2,438	376	—	649	6,143
Transportation and environment	2,971	1,478	540	—	145	5,134
Other	20,457	6,466	7,650	4,008	16,389	54,970
Sovereign (8)	2,032	2,436	9,962	2,480	13,007	29,917
Bank (9)	2,715	3,756	53,961	100,275	24,388	185,095
Wholesale	84,130	41,619	81,806	181,384	65,335	454,274
Total exposure	$258,909	$102,780	$81,915	$181,384	$65,335	$690,323
(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

50	Royal Bank of Canada First Quarter 2008

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We purchase and sell credit protection for both trading and other than trading purposes. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk. We also purchase and sell credit derivatives for other than trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio.

In instances where we purchase credit protection or have a positive fair value on a derivative, we are exposed to counterparty credit risk. Credit derivatives and the related credit risks are subjected to the same credit approval, limit and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk.

The notional amount of other than trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor are they related to U.S. subprime related assets.

Other than trading credit derivatives position (notional amount) (1)

	As at
(C$ millions)	January 31 2008	October 31 2007	January 31 2007
Credit portfolio
Business
Automotive	$403	$379	$474
Energy	668	957	346
Non-bank financial services	842	1,161	558
Mining and metals	517	591	100
Real estate and related	426	413	—
Technology and media	33	10	12
Transportation and environment	354	335	252
Other	485	472	484
Sovereign (2)	332	220	—
Bank (3)	710	731	314
Net protection purchased	$4,770	$5,269	$2,540
Offsetting protection sold related to the same reference entity	237	261	327
Gross protection purchased	$5,007	$5,530	$2,867
Net protection sold (4)	$199	$186	$292
Offsetting protection purchased related to the same reference entity	237	261	327
Gross protection sold	$436	$447	$619
Gross protection purchased and sold	$5,443	$5,977	$3,486
(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at January 31, 2008 related to Consumer goods $72 million and Other $127 million (October 31, 2007 – Consumer goods $67 million and Other $119 million; January 31, 2007 – Consumer goods $79 million, Industrial products $38 million, Technology and media $12 million, Energy $8 million, Automotive $6 million and Other $149 million).

Objectives, policies and processes

Our credit risk management principles are guided by our overall risk management principles. The following committees are involved in the management of credit risks: Board of Directors and Conduct Review and Risk Policy Committee, Group Risk Committee, Policy Review Committee and Structured Transactions Oversight Committee. Working in combination, these committees approve credit risk limits, ensure that management has a framework, and policies, processes and procedures in place to manage credit risks and that the overall credit risk policies are complied with at the business and transaction level.

Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of transactional and portfolio management contexts. Our credit risk policies comprise the following six categories:

•	Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring and trading credit.
•	Credit Risk Mitigation includes credit structuring, collateral and guarantees.
•	Credit Risk Approval includes credit risk limits and exceptions.
•	Credit Documentation focuses on documentation and administration.
•	Credit Review and Deterioration includes monitoring and review.
•	Credit Portfolio Management includes portfolio management and risk quantification.

Our credit risk policies, processes and methodologies have not changed materially from those stated in our 2007 Annual Report.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the compositions of our trading portfolio.

Trading market risk

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operations primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book, as defined by the OSFI, consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets and comprise:

Royal Bank of Canada First Quarter 2008	51

•	Interest rate risk, which is the potential adverse impact on our earnings and economic value due to changes in interest rates.
•	Foreign exchange rate risk, which is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities.
•	Equity risk, which is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market.
•	Commodity risk, which is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities.
•	Credit spread risk, which is the general adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.
•	Credit specific risk, which is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives.

Risk measurement

We use measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a 10-day horizon VaR for risk measurement implies that positions could be unwound or hedged within 10 days but this may not be a realistic assumption if the market becomes largely or completely illiquid.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under an internal models approach while structured credit derivatives are calculated under the Standardized Approach as prescribed by the OSFI. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks are not included in our global VaR.

The following table shows our global VaR for total trading activities by major risk category and the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR

	January 31, 2008				October 31, 2007		January 31, 2007

		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at January 31	High	Average	Low	As at October 31	Average	As at January 31	Average
Equity	$11	$28	$15	$9	$8	$10	$9	$9
Foreign exchange	3	5	2	1	4	3	1	1
Commodities	2	2	2	1	2	1	1	1
Interest rate	20	24	21	17	20	19	16	16
Credit specific	6	7	5	4	3	4	2	2
Diversification	(20)	n.m.	(21)	n.m.	(19)	(16)	(10)	(10)
Global VaR	$22	$32	$24	$18	$18	$21	$19	$19
n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the quarter and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Objectives, policies and processes

Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Oversight of market risk is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of Group Risk Management (GRM) – Market and Trading Credit Risk. GRM establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the VaR and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis. For additional information regarding the use of the derivatives in asset and liability management, refer to Note 7 of our 2007 audited Consolidated Financial Statements.

Risk measurement

Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management as it provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

52	Royal Bank of Canada First Quarter 2008

Market risk measures – Non-trading banking activities

	January 31 2008						October 31 2007		January 31 2007
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk

Before-tax impact of:
100bp increase in rates	$(466)	$(30)	$(496)	$47	$6	$53	$(440)	$54	$(508)	$83
100bp decrease in rates	401	(15)	386	(80)	(7)	(87)	309	(111)	377	(143)
(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Objectives, policies and processes

Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury and reviews the policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval. An Enterprise interest rate risk report is reviewed monthly by the ALCO, and quarterly by the Group Risk Committee and the Board of Directors.

Our interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on an immediate and sustained +/- 100 bps parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk policies and limits are reviewed and approved annually by the Board of Directors.

Our overall market risk policies and procedures have not changed materially from those stated in our 2007 Annual Report.

Liquidity and funding risks

Liquidity and funding risk is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Risk measurement

The assessment of our liquidity position reflects management’s estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives:

•	Structural liquidity risk, which addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets;
•	Tactical liquidity risk, which addresses our normal day-to-day funding requirements that are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities; and
•	Contingent liquidity risk, which assesses the impact of and our intended responses to sudden stressful events.

Objectives, policies and processes

Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this objective, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

•	A large base of core client deposits;
•	Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes; and

•	A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries.

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

•	The Audit Committee approves our liquidity and funding management framework, our pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.
•	The Group Risk Committee and the ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
•	Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework.
•	Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
•	Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

Our principal liquidity and funding policies are reviewed and approved annually by senior management committees and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Targets for our structural liquidity position, based on both a “cash capital” metric and a “survivability horizon” measurement, are approved at least annually and monitored regularly. With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions are reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments.

There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since October 31, 2007.

Royal Bank of Canada First Quarter 2008	53

Credit ratings

The following table presents our major credit ratings as at February 28, 2008, which remain unchanged from November 29, 2007.

As at February 28, 2008 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	positive
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable
(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short-term and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	January 31 2008					October 31 2007	January 31 2007
(C$ millions) (1)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$18,640	$17,911	$13,730	$3,676	$53,957	$51,540	$45,030
Covered bonds	—	—	2,984	1,866	4,850	—	—
Subordinated debentures	—	125	—	5,740	5,865	6,235	6,807
	$18,640	$18,036	$16,714	$11,282	$64,672	$57,775	$51,837
(1)	Amounts represent principal only and exclude accrued interest.

Note 17: Capital management

We manage and monitor our capital from several perspectives, including regulatory capital, Economic Capital and subsidiary capital.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders’ equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill is deducted from Tier 1 capital. Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses. Total capital is defined as the total of Tier 1 and Tier 2 capital less deductions as prescribed by the OSFI.

Regulatory ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets (RAA). The calculation of RAA is determined by the OSFI-prescribed rules relating to on-balance sheet and off-balance sheet exposures and includes an amount for the market risk exposure associated with our trading portfolios.

In addition, the OSFI formally establishes risk-based capital targets for deposit-taking institutions. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by the OSFI.

Effective November 1, 2007, the OSFI adopted new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version

(June 2006)” known as Basel II, which introduced several changes from the predecessor standard, Basel I. Our Tier 1 and Tier 2 regulatory capital and ratios for the quarter ended January 31, 2008 have been calculated using Basel II, which is required to be applied only on a prospective basis, whereas the prior period numbers were reported using Basel I. The differences between Basel I and Basel II make it difficult to meaningfully compare the current and the prior period capital information and ratios, therefore, we have omitted the comparative information.

54	Royal Bank of Canada First Quarter 2008

Regulatory capital and capital ratios

Basel II
As at
(C$ millions, except percentage amounts)	January 31 2008
Tier 1 capital
Common equity (1)	$23,058
Non-cumulative preferred shares	2,344
Innovative Capital Instruments	3,500
Other non-controlling interest in subsidiaries	27
Goodwill	(4,897)
Substantial investments	(8)
Securitization-related deductions	(224)
Expected loss in excess of allowance – AIRB Approach	(235)
Other	(1)
Total Tier 1 capital	$23,564
Tier 2 capital
Permanent subordinated debentures	$789
Non-permanent subordinated debentures (2)	5,094
Trust subordinated notes	1,027
General allowance	377
Substantial investments	(376)
Investment in insurance subsidiaries	(2,922)
Securitization-related deductions	(204)
Expected loss in excess of allowance – AIRB Approach	(236)
Total Tier 2 capital	$3,549
Total capital	$27,113
Capital ratios
Tier 1 capital	9.8%
Total capital	11.2%
(1)	This amount is Shareholders’ equity less preferred shares of $2,050 million plus other items not included in regulatory capital of $83 million.
(2)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included at their amortized value.

Note 18: Subsequent events

Significant acquisitions

On February 14, 2008, we announced the signing of a definitive merger agreement pursuant to which RBC Dain Rauscher Inc. will acquire Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW). The acquisition is subject to customary closing conditions, including the approval by U.S. and Canadian regulators and by FBW shareholders. This transaction is expected to be completed by the middle of 2008.

On February 21, 2008, we announced the signing of a definitive agreement to acquire Vancouver-based Phillips, Hager & North Investment Management Ltd. (PH&N). Under the agreement, PH&N shareholders will receive 27 million RBC common shares, with a portion deferred until three years after closing. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close on or about April 30, 2008.

Shares of Visa Inc.

As disclosed in Note 30 to our 2007 audited Consolidated Financial Statements, we exchanged our membership interest in Visa Canada for shares of Visa Inc. as a result of which we recorded a gain of $326 million ($269 million net of taxes) based on an independent valuation of the shares we received. On February 25, 2008, Visa Inc. filed its preliminary initial public offering prospectus with the United States Securities and Exchange Commission with the proposed offering price expected to be between US$37 and US$42. Approximately half of the Visa Inc. shares we currently hold are subject to mandatory redemption at the time of the initial public offering. Based on this proposed offering price range, we may incur a loss of $30 million to $46 million (approximately $25 million to $38 million net of taxes) on the shares redeemed. Any impact on the value of our remaining shares will be assessed based on information available at the time of the initial public offering.

Royal Bank of Canada First Quarter 2008	55

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario, Canada

Tel: (416) 974-5151

Fax: (416) 955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

website:

rbc.com

Transfer Agent

and Registrar

Main Agent

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec

Canada H3A 3S8

Tel: (514) 982-7555 or

1-866-586-7635

Fax: (514) 982-7635

website:

computershare.com

Co-Transfer Agent (U.S.)

Computershare

Trust Company, N.A .

350 Indiana Street, Suite 800

Golden, Colorado, U.S.A . 80401

Tel: 1-800-962-4284

Co-Transfer Agent

(United Kingdom)

Computershare Services PLC

Securities Services – Registrars

P.O. Box No. 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

England

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange

(TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Tel: (514) 982-7555 or

1-866-586-7635

For other shareholder inquiries, contact: Shareholder Relations Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7806

Fax: (416) 974-3535

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Dividend Reinvestment Plan

Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the U.S. with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact the Plan Agent:

Computershare Trust Company of Canada

Attn: Dividend Reinvestment Dept.

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Tel: 1-866-586-7635 (Canada

and U.S.) or (514) 982-7555

Fax: (416) 263-9394 or

1-888-453-0330

e-mail:

service@computershare.com

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in an NCIB through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2007, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file an NCIB may be obtained, without charge, by contacting our Secretary at our Toronto mailing address.

2008 Quarterly earnings release dates

Second quarter    May 29

Third quarter    August 28

Fourth quarter    December 5

Dividend dates for 2008 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred	January 24	February 22
shares series N, W, AA, AB, AC, AD,	April 24	May 23
AE, AF and AG	July 24	August 22
	October 27	November 24

For financial information inquiries, contact: Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7802

Fax: (416) 955-7800

or visit our website at

rbc.com/investorrelations

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.

This report has been printed on Forest Stewardship Council (FSC)-certified Domtar Opaque Plainfield text. FSC fibre used in the manufacture of Domtar Opaque Plainfield paper comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.